   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 1996
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                            THERMO OPTEK CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

            DELAWARE                          3826                         04-3283973
(STATE OF OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)         IDENTIFICATION NO.)

                            ------------------------

                                8E FORGE PARKWAY
                         FRANKLIN, MASSACHUSETTS 02038
                                 (508) 528-0551
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                          SANDRA L. LAMBERT, SECRETARY
                            THERMO OPTEK CORPORATION
                        C/O THERMO ELECTRON CORPORATION
                                81 WYMAN STREET
                                 P.O. BOX 9046
                       WALTHAM, MASSACHUSETTS 02254-9046
                                 (617) 622-1000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                    COPY TO:

                               SETH H. HOOGASIAN
                                GENERAL COUNSEL
                            THERMO OPTEK CORPORATION
                        C/O THERMO ELECTRON CORPORATION
                                81 WYMAN STREET
                                 P.O. BOX 9046
                       WALTHAM, MASSACHUSETTS 02254-9046
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT HAS BECOME EFFECTIVE.

     IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, CHECK THE FOLLOWING BOX. [X]

     IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT OF 1933, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

     IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT OF 1933, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

     IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, CHECK THE FOLLOWING BOX. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

======================================================================================================
                                                                         PROPOSED MAXIMUM
         TITLE OF EACH CLASS                            PROPOSED MAXIMUM    AGGREGATE      AMOUNT OF
         OF SECURITIES TO BE                AMOUNT TO    OFFERING PRICE      OFFERING    REGISTRATION
             REGISTERED                   BE REGISTERED   PER SHARE(1)       PRICE(2)         FEE
------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value.............    6,481,481       $11.875       $76,967,586      $23,324
======================================================================================================

(1) Estimated solely for the purpose of calculating the amount of the registration fee. The calculation of the proposed maximum aggregate offering price has been based upon (i) the registration hereunder of an aggregate of 6,481,481 shares and (2) the average of the high and low sales prices, $12.00 and $11.75, respectively, of the Registrant's Common Stock on the American Stock Exchange on November 8, 1996, as reported in the Wall Street Journal.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION -- DATED NOVEMBER 13, 1996

PROSPECTUS

                                6,481,481 SHARES

                                     [LOGO]

                                  COMMON STOCK

                            ------------------------

     This Prospectus relates to the resale of 6,481,481 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Thermo Optek Corporation (the "Company") issuable upon conversion of $96,250,000 principal amount of the Company's outstanding 5% Convertible Subordinated Debentures due 2000 (the "Debentures"). The Debentures are convertible, at the option of the holder (a "Selling Shareholder"), at a conversion price of $14.85 per share, subject to adjustment for certain events. The Shares may be offered from time to time in transactions on the American Stock Exchange, in negotiated transactions, through the writing of options on the Shares, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Such transactions may be effected by the sale of Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the sellers and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The sellers of the Shares and any broker-dealer who acts in connection with the sale of Shares hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     None of the proceeds from the sale of the Shares by the Selling Shareholders will be received by the Company. The Company has agreed to bear all expenses (other than underwriting discounts and selling commissions, and fees and expenses of counsel or other advisors to the sellers of the Shares) in connection with the registration and sale of the Shares being registered hereby. The Company has agreed to indemnify the sellers of the Shares against certain liabilities under the Securities Act as underwriter or otherwise.

                            ------------------------

     Thermo Optek is a majority-owned subsidiary of Thermo Instrument Systems Inc. ("Thermo Instrument"), which is a majority-owned subsidiary of Thermo Electron Corporation ("Thermo Electron"). The Common Stock is traded on the American Stock Exchange under the symbol "TOC". On November 8, 1996, the reported closing price of the Common Stock on the American Stock Exchange was $11.75 per share.

               THE DATE OF THIS PROSPECTUS IS             , 1996.

                                  THE COMPANY

     Except as otherwise indicated, all information in this Prospectus reflects
(i) three-for-two splits of the Common Stock and of the common stock of Thermo Electron effected on April 11, 1996 and June 5, 1996, respectively, each effected in the form of 50% stock dividends, (ii) the acquisition by the Company of Mattson Instruments and Unicam, former divisions of Analytical Technology, Inc., as of December 1, 1995, the date on which such companies were acquired by Thermo Instrument, and (iii) the acquisition by the Company of A.R.L. Applied Research Laboratories S.A. and VG Elemental, former divisions of Fisons plc, as of March 29, 1996, the date on which such companies were acquired by Thermo Instrument. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     The Company is a worldwide leader in the development, manufacture and marketing of analytical instruments that utilize a range of optical spectroscopy techniques. These instruments are used in the quantitative and qualitative chemical analysis of elements and molecular compounds in a wide variety of solids, liquids and gases. The Company's products are used by its customers for productivity enhancement, research and development, quality control and testing applications in the environmental testing, chemical, metallurgical, food and beverage, pharmaceutical and petroleum industries; and by forensic laboratories, research organizations and educational institutions. Industry sources estimate that the total worldwide market for the Company's current optical spectroscopy instruments is approximately $2.0 billion and the Company estimates that the market for optical components, systems and sub-assemblies addressed by its Thermo Vision subsidiary is approximately $0.5 billion. The total worldwide market for analytical instruments is estimated to be approximately $11.0 billion. The Company believes that growth in the industry is driven primarily by evolving production quality control standards, demand for higher productivity, increased regulatory requirements, research and development expenditures by private industry and governmental entities and by increasing demand in developing countries.

     Thermo Optek was incorporated in Delaware in August 1995 as a wholly owned subsidiary of Thermo Instrument. The Company's name reflects its focus, which is the development, manufacture and marketing of optical spectroscopy technologies and instruments. After the formation of the Company, Thermo Instrument transferred to the Company all of the assets, liabilities and businesses of Nicolet, which conducts the Company's FT-IR and FT-Raman spectrometer businesses, and Thermo Jarrell Ash Corporation ("TJA"), which conducts the Company's AA and AE spectrometer businesses. Nicolet was acquired by Thermo Instrument in 1992. Through its subsidiary, Thermo Vision Corporation ("Thermo Vision"), the Company pursues applications of its technologies for cost-effective, application-specific instruments and other opportunities based on optical technologies. In September 1996, the Company announced its intent to spinout Thermo Vision through a distribution of all of its outstanding capital stock in the form of a dividend to the Company's shareholders. See "Business -- Lines of Business -- Thermo Vision Corporation."

     The Company has recently completed several acquisitions. In January 1995, the Company acquired the analytical instruments division of Baird, a manufacturer of arc/spark spectrometers. In February 1996, Thermo Vision acquired both Corion Corporation ("Corion"), a manufacturer of commercial optical filters, and Oriel Corporation ("Oriel"), a manufacturer and distributor of electro-optical instruments and components. In April 1996, the Company acquired Mattson Instruments, a manufacturer of FT-IR spectroscopy instruments, and Unicam, a manufacturer of AA and ultraviolet/visible spectroscopy instruments, from Thermo Instrument. Both of these businesses were formerly part of the analytical instruments division of ATI, which Thermo Instrument acquired in December 1995. See "Business -- Acquisitions."

     Most recently, in November 1996, the Company acquired A.R.L. Applied Research Laboratories S.A. ("ARL"), a manufacturer of arc/spark instruments used in elemental solids analysis and wavelength dispersive x-ray fluorescence instruments, and VG Elemental ("VG Elemental"), a manufacturer of inductively coupled plasma/mass spectrometers, and four associated sales organizations located in South Africa, Austria, Sweden and Canada, from Thermo Instrument. These businesses were formerly part of the

Scientific Instruments Division of Fisons plc, portions of which were acquired by Thermo Instrument in March 1996. See "Business -- Acquisitions."

     Unless the context requires otherwise, references herein to the Company refer to Thermo Optek Corporation and its subsidiaries and to the predecessor businesses as conducted by Thermo Instrument, including acquired businesses from their dates of acquisition. As of November 12, 1996, Thermo Instrument owned 93% of the Company's outstanding Common Stock. The Company's principal executive offices are located at 8E Forge Parkway, Franklin, Massachusetts 02038 and its telephone number is (508) 528-0551.

                                  RISK FACTORS

     Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Prospectus. These statements involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth below.

     In addition, an investment in the shares of Common Stock offered hereby involves a high degree of risk. Accordingly, the following factors should be carefully considered in evaluating the Company and its business before purchasing any of such shares.

     Risks Associated with Technological Change, Obsolescence and the Development and Acceptance of New Products. The market for the Company's products is characterized by rapid and significant technological change and evolving industry standards. New product introductions responsive to these factors require significant planning, design, development and testing at the technological, product and manufacturing process levels, and may render existing products and technologies uncompetitive or obsolete. There can be no assurance that the Company's products will not become uncompetitive or obsolete. In addition, industry acceptance of new technologies developed by the Company may be slow to develop due to, among other things, existing regulations written specifically for older technologies and general unfamiliarity of users with new technologies.

     Risks Associated with Acquisition Strategy; No Assurance of a Successful Acquisition Strategy. The Company's growth strategy is to supplement its internal growth with the acquisition of businesses and technologies that complement or augment the Company's existing product lines. The Company has recently acquired certain businesses within the former analytical instruments division of ATI and the former scientific instruments division of Fisons plc that were initially acquired by Thermo Instrument in December 1995 and March 1996, respectively. Certain of these businesses have low levels of profitability, and businesses that the Company may seek to acquire in the future may also be marginally profitable or unprofitable. In order for any acquired businesses to achieve the level of profitability desired by the Company, the Company must successfully reduce expenses and improve market penetration. No assurance can be given that the Company will be successful in this regard. In addition, promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. There can be no assurance that the Company will be able to complete pending or future acquisitions. In order to finance any such acquisitions, it may be necessary for the Company to raise additional funds either through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and may result in dilution to the Company's shareholders. See "Business -- Acquisitions."

     Possible Adverse Effect From Consolidation in the Environmental Market and Changes in Environmental Regulations. One of the largest markets for the Company's products is environmental analysis. During the past three years, there has been a contraction in the market for analytical instruments used for environmental analysis. This contraction has caused consolidation in the businesses serving this market. Such consolidation may have an adverse impact on certain of the Company's businesses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, most air, water and soil analysis is conducted to comply with Federal, state, local and foreign environmental regulations. These regulations are frequently specific as to the type of technology required for a particular analysis and the level of detection required for that analysis. The Company develops, configures and markets its products to meet customer needs created by existing and anticipated environmental regulations. These regulations may be amended or eliminated in response to new scientific evidence or political or economic considerations. Any significant change in environmental regulations could result in a reduction in demand for the Company's products.

     Possible Adverse Impact of Significant International Operations. Sales outside the United States accounted for approximately 60% of the Company's revenues in 1995, and the Company expects that international sales will continue to account for a significant portion of the Company's revenues in the future. Sales to customers in foreign countries are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. export licenses may be difficult to obtain and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations.

     Competition. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for its products include product performance, price, reliability and customer service. The Company's competitors include large multinational corporations and their operating units, including Perkin-Elmer and Varian. These companies and certain of the Company's other competitors have substantially greater financial, marketing and other resources than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. In addition, competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the Company's current products, products under development or ability to discover new technologies will be sufficient to enable it to compete effectively with its competitors. See "Business -- Competition."

     Risks Associated with Protection, Defense and Use of Intellectual
Property. The Company holds many patents relating to various aspects of its products, and believes that proprietary technical know-how is critical to many of its products. Proprietary rights relating to the Company's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that patents will issue from any pending or future patent applications owned by or licensed to the Company or that the claims allowed under any issued patents will be sufficiently broad to protect the Company's technology and, in the absence of patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products or gain access to its trade secrets and know-how. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the Company's products or technologies. The Company may need to acquire licenses to, or contest the validity of, any such patents. There can be no assurance that any license required under any such patent would be made available on acceptable terms or that the Company would prevail in any such contest. The Company could incur substantial costs in defending itself in suits brought against it or in suits in which the Company may assert its patent rights against others. If the outcome of any such litigation is unfavorable to the Company, the Company's business and results of operations could be materially adversely affected. In addition, the Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the

Company's trade secrets will not otherwise become known or be independently developed by competitors. See "Business -- Patents and Licenses."

     Potential Conflicts of Interest. For financial reporting purposes, the Company's financial results are included in Thermo Instrument's and Thermo Electron's consolidated financial statements. Certain officers of the Company are also officers of Thermo Instrument, Thermo Electron and/or other subsidiaries of Thermo Electron. Such officers will devote only a portion of their working time to the affairs of the Company. Further, it is an essential element of Thermo Electron's career development program that successful executives and managers be considered for positions of increased responsibility anywhere within the Thermo Electron family of companies. A number of the Company's executives and managers were promoted to their present positions under this policy. There can be no assurance that its present executives and managers will not assume other positions within the Thermo Electron family of companies, causing them to be unavailable to serve the Company or to reduce the amount of time that they devote to the affairs of the Company. The members of the Board of Directors and officers of the Company who are also affiliated with Thermo Instrument or Thermo Electron will consider not only the short-term and the long-term impact of operating decisions on the Company, but also the impact of such decisions on the consolidated financial results of Thermo Instrument and Thermo Electron. In some cases the impact of such decisions could be disadvantageous to the Company while advantageous to Thermo Instrument or Thermo Electron, or vice versa. The Company is also a party to various agreements with Thermo Electron that may limit the Company's operating flexibility. See "Business -- Acquisitions" and "Relationship with Thermo Electron and Thermo Instrument."

     Control by Thermo Instrument. The Company's shareholders do not have the right to cumulate votes for the election of directors. Thermo Instrument, which owns approximately 93% of the voting stock of the Company and which intends to maintain at least an 80% interest in the Company in the future, has the power to elect the entire Board of Directors of the Company and to approve or disapprove any corporate actions submitted to a vote of the Company's shareholders. See "Relationship with Thermo Electron and Thermo Instrument."

     Shares Eligible for Future Sale and the Potential Adverse Impact on the Market Price for the Common Stock. The 45,000,000 shares of Common Stock owned by Thermo Instrument will become eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act") commencing in December 1997. In addition, as long as Thermo Instrument is able to elect a majority of the Company's Board of Directors, it will be able to cause the Company at any time to register all or a portion of the Common Stock owned by
Thermo Instrument under the Securities Act at any time. As of November   , 1996,
the Company had outstanding $96,250,000 aggregate principal amount of 5% Convertible Subordinated Debentures due 2000 (the "Debentures"). The Debentures are convertible at any time after the later of (a) December 9, 1996 (180 days after the closing of the sale of shares of Common Stock in the Company's initial public offering) or (b) the effectiveness of the registration statement under the Securities Act covering the shares of Common Stock issuable upon conversion of the Debentures, of which this Prospectus forms a part. The Debentures, upon the effectiveness of the Registration Statement, will be convertible into 6,481,481 shares of Common Stock ($96,250,000 divided by the conversion price of $14.85). The Company has reserved 3,000,000 shares of Common Stock for issuance under its stock-based compensation plans. As of November 1, 1996, options to purchase 2,358,450 shares of Common Stock were outstanding. Additional shares of Common Stock issuable upon exercise of options which have been or may be granted under the Company's stock-based compensation plans will become available for future sale in the public market at prescribed times. Sales of a significant number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale," and "Relationship with Thermo Electron and Thermo Instrument."

     Lack of Dividends. The Company has never paid any cash dividends on its Common Stock. The Board of Directors anticipates that for the foreseeable future the Company's earnings, if any, will be retained for use in the business and that no cash dividends will be paid on the Common Stock.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been publicly traded on the American Stock Exchange since June 7, 1996. The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock on the American Stock Exchange.

FISCAL 1996                                                                 HIGH         LOW
-----------                                                                ------      -------
Second Quarter (June 7, 1996 through June 29, 1996)......................  $14.00      $12.00
Third Quarter............................................................  $15.25      $10.75
Fourth Quarter (through November 7, 1996)................................  $14.50      $11.875

     As of November 7, 1996, there were approximately 1,344 holders of Common Stock including individual participants in security position listings.

                                DIVIDEND POLICY

     The Company has never paid any cash dividends on the Common Stock. The Board of Directors anticipates that for the foreseeable future the Company's earnings, if any, will be retained for use in the business and that no cash dividends will be paid on the Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 28, 1996, and as adjusted to give effect to the assumed conversion of the Company's 5% Convertible Subordinated Debentures due 2000 at a conversion price equal to $14.85 per share.

                                                                         SEPTEMBER 28, 1996
                                                                      -------------------------
                                                                       ACTUAL       AS ADJUSTED
                                                                      --------      -----------
                                                                       (IN THOUSANDS, EXCEPT
                                                                           SHARE AMOUNTS)
Short-term Obligations:
  Notes payable....................................................   $ 27,300        $ 27,300
  Current maturities of long-term obligations......................        520             520
                                                                      --------        --------
                                                                      $ 27,820        $ 27,820
                                                                      ========        ========
Long-term Obligations:
  5% Convertible Subordinated Debentures due 2000..................   $ 96,250        $     --
  Other............................................................        569             569
                                                                      --------        --------
                                                                        96,819             569
                                                                      --------        --------
Shareholders' Investment:
  Common stock, $.01 par value, 100,000,000 shares authorized;
     48,450,000 shares issued and outstanding and 54,931,481 shares
     as adjusted(1)................................................        485             549
  Capital in excess of par value...................................    221,686         317,872
  Retained earnings................................................     21,408          21,408
  Cumulative translation adjustment................................     (2,211)         (2,211)
                                                                      --------        --------
       Total Shareholders' Investment..............................    241,368         337,618
                                                                      --------        --------
          Total Capitalization (Long-term Obligations and
            Shareholders' Investment)..............................   $338,187        $338,187
                                                                      ========        ========

---------------
(1) Does not include 3,000,000 shares of Common Stock reserved for issuance under the Company's stock-based compensation plans. Options to purchase 2,358,450 shares of Common Stock had been granted and were outstanding under the Company's stock-based compensation plans as of November 1, 1996. See "Management -- Compensation of Directors" and "-- Compensation of Executive Officers" and Notes 3 and 9 to Consolidated Financial Statements of the Company.


                         SELECTED FINANCIAL INFORMATION

     The selected financial information presented below as of and for the fiscal years ended January 1, 1994, December 31, 1994 and December 30, 1995 has been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere in this Prospectus. This information should be read in conjunction with the Company's financial statements and related notes included elsewhere in this Prospectus. The selected financial information for the fiscal years ended December 28, 1991 and January 2, 1993 and for the nine months ended September 30, 1995 and September 28, 1996 have not been audited but, in the opinion of the Company, includes all adjustments (consisting only of normal, recurring adjustments) necessary to present fairly such information in accordance with generally accepted accounting principles applied on a consistent basis. The results of operations for the nine months ended September 28, 1996 are not necessarily indicative of results for the entire year.

                                                                                                    NINE MONTHS ENDED
                                                                                               ----------------------------
                                                                                               SEPTEMBER 30,  SEPTEMBER 28,
                               1991       1992(1)         1993          1994    1995(2)(3)(4)     1995(2)        1996(5)
                              -------     --------      --------      --------  -------------  -------------  -------------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Revenues..................... $67,032     $102,232      $161,006      $165,398     $212,152       $148,574       $253,682
                              -------     --------      --------      --------     --------       --------       --------
Costs and Operating Expenses:
    Cost of revenues.........  36,574       50,851        72,632        82,124      108,590         72,677        134,987
    Selling, general and
      administrative
      expenses...............  15,788       28,121        45,778        46,532       62,109         43,822         73,175
    Research and development
      expenses...............   3,900        7,176        10,593        10,496       13,018          9,892         16,644
                              -------     --------      --------      --------     --------       --------       --------
                               56,262       86,148       133,003       139,152      183,717        126,391        224,806
                              -------     --------      --------      --------     --------       --------       --------
Operating Income.............  10,770       16,084        28,003        26,246       28,435         22,183         28,876
Interest Income..............      --           12            58            89        1,514             72          4,255
Interest Expense.............    (957)      (1,367)       (2,249)       (1,672)      (2,450)          (982)        (4,974)
                              -------     --------      --------      --------     --------       --------       --------
Income Before Provision for
  Income Taxes...............   9,813       14,729        25,812        24,663       27,499         21,273         28,157
Provision for Income Taxes...   4,574        6,848        10,440        10,240       11,490          8,828         12,011
                              -------     --------      --------      --------     --------       --------       --------
Net Income................... $ 5,239     $  7,881      $ 15,372      $ 14,423     $ 16,009       $ 12,445       $ 16,146
                              =======     ========      ========      ========     ========       ========       ========
Earnings per Share(6)........ $   .12     $    .17      $    .34      $    .32     $    .35       $    .28       $    .35
                              =======     ========      ========      ========     ========       ========       ========
Weighted Average Shares(6)...  45,157       45,157        45,157        45,157       45,157         45,157         46,442
                              =======     ========      ========      ========     ========       ========       ========
BALANCE SHEET DATA (AT END OF
  PERIOD):
Working Capital.............. $20,234     $ 34,148      $ 31,448      $ 33,429     $144,541       $ 52,710       $ 95,772
Total Assets.................  52,250      226,130       229,034       230,606      432,882        259,288        537,456
Long-term Obligations........     944        9,106         8,589         1,037      101,079            641         96,819
Shareholders' Investment.....  28,192      149,304       146,918       156,175      220,988        183,423        241,368

---------------
(1) Includes the results of Nicolet since its acquisition by Thermo Instrument in August 1992.

(2) Includes the results of Baird since its acquisition by the Company in January 1995.

(3) Includes the results of the Mattson and Unicam divisions of ATI since their acquisition by Thermo Instrument in December 1995.

(4) Reflects the issuance in October 1995 of $96,250,000 principal amount of 5% Convertible Subordinated Debentures due 2000.

(5) Includes the results of the ARL and VG Elemental divisions of Fisons since their acquisition by Thermo Instrument in March 1996.

(6) Pursuant to Securities and Exchange Commission requirements, earnings per share have been presented for all periods. Weighted average shares for such periods include the 45,000,000 shares issued to Thermo Instrument in connection with the initial capitalization of the Company and, for periods prior to the Company's initial public offering, the effect of the assumed exercise of stock options issued within one year prior to the Company's initial public offering.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company's principal operating units include Thermo Jarrell Ash Corporation ("TJA"), a manufacturer and distributor of atomic absorption ("AA") and atomic emission spectrometry products, and Nicolet Instrument Corporation ("Nicolet"), a manufacturer and distributor of Fourier transform infrared ("FT-IR") and FT-Raman spectrometry products. Both TJA and Nicolet have worldwide sales and service organizations with a strong overseas presence in Europe, Japan, and China.

     The Company also has a subsidiary, Thermo Vision Corporation ("Thermo Vision"), which pursues applications of the Company's technologies for cost-effective, application-specific instruments and for optical components, systems, and subassemblies for analytical instrumentation and other applications. In September 1996, the Company announced its intent to spin out Thermo Vision through a distribution of 100 percent of its outstanding capital stock in the form of a dividend to the Company's shareholders. The Company anticipates completing the spinout by the second quarter of 1997. The Company intends to seek a Letter Ruling from the Internal Revenue Service stating that this proposed spinout would have no current tax effect on the Company or its shareholders. The Company would distribute the shares upon receipt of the Letter Ruling and satisfaction of other conditions, including listing of the Thermo Vision shares on the American Stock Exchange. Thermo Vision had revenues of $8.4 million and $22.6 million for the three- and nine-month periods ended September 28, 1996, respectively.

     The Company's strategy is to supplement its internal growth with the acquisition of businesses and technologies that complement and augment its existing product lines. On December 1, 1995, Thermo Instrument Systems Inc. ("Thermo Instrument") acquired the assets of the analytical instruments division of Analytical Technology, Inc. ("ATI"). In April 1996, the Company acquired the Mattson Instruments ("Mattson") and Unicam divisions of ATI from Thermo Instrument. For accounting purposes, the Company's acquisition of Mattson and Unicam is deemed to have occurred on December 1, 1995. Mattson is a manufacturer of FT-IR spectroscopy instruments, and Unicam is a manufacturer of AA and ultraviolet/visible spectroscopy instruments. In February 1996, the Company acquired Oriel Corporation ("Oriel"), a manufacturer and distributor of electro-optical instruments and components and Corion Corporation ("Corion"), a manufacturer of commercial optical filters.

     On March 29, 1996, Thermo Instrument acquired a substantial portion of the businesses comprising the Scientific Instruments Division of Fisons plc ("Fisons"). On November 4, 1996, the Company acquired two businesses formerly part of Fisons, Applied Research Laboratories ("ARL") and VG Elemental, from Thermo Instrument for an aggregate $55.2 million in cash and the assumption of $16.6 million in debt, subject to a post-closing adjustment. For accounting purposes, the Company's acquisition of ARL and VG Elemental is deemed to have occurred on March 29, 1996. ARL is a manufacturer of wavelength-dispersive X-ray fluorescence instruments and arc/spark atomic emission spectrometers and VG Elemental is a manufacturer of inductively coupled plasma/mass spectrometers. ARL and VG Elemental had revenues of $55.7 million and $16.2 million in 1995, respectively. In addition to ARL and VG Elemental, the Company also acquired four sales and service organizations of these two businesses located in South Africa, Austria, Sweden, and Canada. The Company anticipates distributing ARL's and VG Elemental's products elsewhere through the Company's existing distribution companies.

RESULTS OF OPERATIONS

  First Nine Months 1996 Compared With First Nine Months 1995

     Revenues increased $105.1 million, or 71%, to $253.7 million in the first nine months of 1996 from $148.6 million in the first nine months of 1995 primarily due to the acquisitions of ARL and VG Elemental, effective March 29, 1996, Mattson and Unicam, effective December 1, 1995, and Oriel and Corion in February 1996. Acquisitions added revenues of $97.1 million in the first nine months of 1996. To a lesser extent, revenues increased due to greater product demand, primarily at Nicolet as a result of two recently introduced products.

In addition, revenues in the third quarter of 1995 were low as a result of a disruption caused by the relocation of certain TJA operations into a new facility. These increases were offset in part by a decrease of $5.0 million in revenues due to the unfavorable effects of currency translation as a result of the strengthening of the U.S. dollar relative to foreign currencies in countries where the Company operates.

     The gross profit margin decreased to 47% in the first nine months of 1996 from 51% in the first nine months of 1995 primarily due to the inclusion of lower-margin revenues from ARL and VG Elemental. In addition, the gross profit margin was unusually high in 1995 as a result of a decrease in lower-margin revenues from TJA due to the plant relocation discussed above.

     Selling, general and administrative expenses as a percentage of revenues were unchanged at 29% in the first nine months of 1996 and 1995. Research and development expenses as a percentage of revenues remained relatively unchanged at 6.6% in 1996, compared with 6.7% in 1995.

     Prior to their acquisition by the Company, ARL and VG Elemental sold products to other business units of the Scientific Instruments Division of Fisons for marketing and ultimate resale to the customer. The Company plans to distribute the products of ARL and VG Elemental primarily through its existing distribution channels. As a result of this strategy, the Company expects to increase selling, general and administrative expenses as a percentage of revenues at these businesses while improving the gross profit margin to cover these additional costs. The Company's goal is to improve the gross profit margin at ARL and VG Elemental through this change in distribution channels as well as through improving product mix and manufacturing efficiencies, although there can be no assurance that the Company will be successful in these efforts.

     Interest income increased to $4.3 million in the first nine months of 1996 from $72,000 in the first nine months of 1995 primarily as a result of interest income earned on invested proceeds from the Company's October 1995 issuance of $96.3 million principal amount of 5% subordinated convertible debentures. Interest expense increased to $5.0 million in 1996 from $1.0 million in 1995 primarily due to interest on the Company's 5% subordinated convertible debentures.

     The effective tax rate was 42.7% in the first nine months of 1996, compared with 41.5% in the first nine months of 1995. The effective tax rates exceeded the statutory federal income tax rate primarily due to nondeductible amortization of cost in excess of net assets of acquired companies and the impact of state income taxes. The effective tax rate increased in 1996 from 1995 primarily due to higher nondeductible amortization of cost in excess of net assets of acquired companies in 1996.

  1995 Compared With 1994

     Revenues were $212.2 million in 1995, compared with $165.4 million in 1994, an increase of 28.3%. Revenues increased $25.9 million and $9.2 million due to the acquisition of Baird in January 1995 and Mattson and Unicam in December 1995, respectively. In addition, revenues from Nicolet increased $10.4 million due to increased demand for its products, particularly in Japan and the Pacific Rim and, to a lesser extent, due to currency fluctuations. Overall, revenues increased $5.7 million in 1995 due to the weakness of the U.S. dollar in relation to foreign currencies.

     The gross profit margin declined to 48.8% in 1995 from 50.3% in 1994. This decline was primarily due to the inclusion of lower-margin products from Baird and disruption in operations caused by the consolidation of the manufacturing operations of Baird and TJA into a new facility in mid-1995. In addition, increased competition due to the contraction of the environmental market had a negative impact on the margins of TJA in 1995. The U.S. environmental market has been consolidating, which has negatively affected sales of several of TJA's products. The declines at Baird and TJA were offset in part due to improved margins at Nicolet resulting primarily from the weakness of the U.S. dollar in relation to foreign currencies, in particular the Japanese yen and German mark, as well as improved margins for its newly introduced products.

     Selling, general and administrative expenses as a percentage of revenues increased to 29.3% in 1995 from 28.1% in 1994 as a result of higher expenses at Baird prior to the consolidation of Baird's operations with TJA and expanded selling efforts in China and Brazil. Research and development expenses as a percentage of revenues were relatively unchanged at 6.1% in 1995, compared with 6.3% in 1994.

     Interest income increased to $1.5 million in 1995 as a result of interest income earned on the invested proceeds from the Company's $96.3 million principal amount of 5% Convertible Subordinated Debentures. Interest expense increased to $2.5 million in 1995 from $1.7 million in 1994 primarily due to interest on these debentures.

     The effective tax rate was 41.8% in 1995 and 41.5% in 1994. These rates exceed the statutory federal income tax rate due to the impact of state income taxes, nondeductible amortization of cost in excess of net assets of acquired companies and the inability in 1995 to provide a tax benefit on foreign losses, offset in part by the tax benefit associated with a foreign sales corporation.

  1994 Compared With 1993

     Revenues were $165.4 million in 1994, compared with $161.0 million in 1993. An increase in revenues at TJA due to increased demand, a $4.6 million increase in revenues due to the acquisitions of Hilger Analytical in July 1993 and CID Technologies Inc. in October 1994, and a $3.3 million increase in revenues due to the weakness of the U.S. dollar in relation to foreign currencies were offset in part by a decline in revenues at Nicolet due to two large orders that were shipped during 1993.

     The gross profit margin declined to 50.3% in 1994 from 52.4% in 1993 due to lower margins at TJA resulting from changes in product mix and lower margins on sales in Europe due to the European recession.

     Selling, general and administrative expenses as a percentage of revenues were 28.1% in 1994, compared with 28.4% in 1993. Research and development expenses as a percentage of revenues remained relatively unchanged at 6.3% in 1994, compared with 6.6% in 1993.

     Interest expense declined to $1.7 million in 1994 from $2.2 million in 1993 due to the repayment of borrowings by Nicolet in September 1994 and reduced working capital borrowings at the Company's European subsidiaries.

     The effective tax rate was 41.5% in 1994, compared with 40.4% in 1993. These rates exceed the statutory federal income tax rate due primarily to the impact of state income taxes and the nondeductible amortization of cost in excess of net assets of acquired companies, offset in part by the tax benefit associated with a foreign sales corporation.

LIQUIDITY AND CAPITAL RESOURCES

     Consolidated working capital was $95.8 million at September 28, 1996, compared with $144.5 million at December 30, 1995. Included in working capital are cash and cash equivalents of $114.2 million at September 28, 1996, compared with $116.9 million at December 30, 1995. Cash provided by operating activities was $21.0 million for the first nine months of 1996. Accounts receivable decreased by $5.7 million primarily as a result of a reduction in receivables at ARL and VG Elemental from the date of their acquisition. Accounts payable decreased $10.2 million due to a payment for inventories received in the fourth quarter of 1995 and a reduction in payables at ARL and VG Elemental from the date of their acquisition. Other current liabilities decreased $2.9 million primarily due to restructuring expenditures at Mattson, Unicam, ARL, and VG Elemental.

     On November 4, 1996, the Company acquired ARL and VG Elemental from Thermo Instrument for $55.2 million in cash and the assumption of $16.6 million in debt, subject to a post-closing adjustment to be negotiated with Fisons by Thermo Instrument in connection with the negotiations for the settlement of the final purchase price for all of the businesses of Fisons acquired by Thermo Instrument in March 1996. The Company has recorded a payable of $55.2 million for the acquisition of ARL and VG Elemental in the accompanying 1996 balance sheet. The Company paid the liability described above to Thermo Instrument on November 4, 1996.

     The Company's investing activities used $56.3 million of cash in the first nine months of 1996. The Company expended an aggregate $52.1 million, net of cash acquired, for acquisitions, including the acquisitions of Mattson and Unicam, and $4.1 million for the purchase of property, plant and equipment.

     The Company's financing activities provided $33.0 million of cash in the first nine months of 1996. In June and July 1996, the Company sold 3,450,000 shares of its common stock in an initial public offering for net proceeds of approximately $42.9 million. During the first nine months of 1996, the Company repaid $10.0 million of short- and long-term borrowings.

     During the remainder of 1996, the Company plans to make expenditures of approximately $1.5 million for property, plant and equipment. Although the Company expects positive cash flow from its existing operations, the Company anticipates it will require significant amounts of cash to pursue the acquisition of complementary businesses. The Company expects that it will finance acquisitions through a combination of internal funds, additional debt or equity financing from the capital markets, or short-term borrowings from Thermo Instrument or Thermo Electron, although there is no agreement with Thermo Instrument or Thermo Electron under which such parties are obligated to lend funds to the Company. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

                                    BUSINESS

     The Company is a worldwide leader in the development, manufacture and marketing of analytical instruments that utilize a range of optical spectroscopy techniques. These instruments are used in the quantitative and qualitative chemical analysis of elements and molecular compounds in a wide variety of solids, liquids and gases. The Company's products are used by its customers for productivity enhancement, research and development, quality control and testing applications in the environmental testing, chemical, metallurgical, food and beverage, pharmaceutical and petroleum industries; and by forensic laboratories, research organizations and educational institutions. Industry sources estimate that the total worldwide market for the Company's current optical spectroscopy instruments is approximately $2.0 billion and the Company estimates that the market for optical components, systems and sub-assemblies addressed by its Thermo Vision subsidiary is approximately $0.5 billion. The total worldwide market for analytical instruments is estimated to be approximately $11.0 billion. The Company believes that growth in the industry is driven primarily by evolving production quality control standards, demand for higher productivity, increased regulatory requirements, research and development expenditures by private industry and governmental entities and by increasing demand in developing countries.

     The Company's products are used for both elemental and molecular analysis, and are based on several optical spectroscopy techniques, including atomic absorption ("AA"), atomic emission ("AE"), Fourier transform infrared ("FT-IR") and FT-Raman technologies. AA and AE spectrometers are used to identify trace quantities of elements in solids and liquids based on the atomic spectra that a sample emits or absorbs when it is excited by an energy source. These spectrometers are used in a variety of applications, including the measurement of toxic elements in environmental samples, metals analysis for industrial use and product quality assurance for food, drug and cosmetic products. FT-IR and FT-Raman spectrometers are used to determine the molecular composition of samples by observing how they absorb or emit infrared light. Because FT-IR and FT-Raman techniques are non-destructive to a sample, they are used in a wide variety of applications, including forensic applications and quality assurance and research and development applications in the pharmaceutical, chemical and semiconductor industries. The Company has also recently established a subsidiary, Thermo Vision Corporation, to pursue applications of the Company's optical technologies for cost-effective, application-specific instruments and for components, systems and subassemblies used in analytical instrumentation and other broader market applications. See "-- Lines of Business -- Thermo Vision Corporation."

     The Company's strategy is to build upon its position in the industry through the continued development of technologically superior products and through the development of new markets, applications and customers for its products, while maintaining the operating principles that have contributed to its success: innovative technology, efficient manufacturing capabilities and a worldwide sales and service network. The Company believes it has built a reputation in the industry for providing high performance instruments backed by reliable service, while effectively controlling costs and maximizing operational efficiencies. The Company believes that the market for analytical instruments can be expanded by (i) increasing customer productivity through the development of products and technologies that permit analytical instruments to be used on-site and on-line or near-line in industrial and manufacturing settings and
(ii) applying the Company's broad technology base to the development of cost-effective, application-specific instruments.

     As part of its growth strategy, the Company intends to actively seek the acquisition of products and technologies that complement and augment its existing product lines. The analytical instruments industry is highly fragmented and is estimated to consist of more than 1,000 industry competitors, many of which focus on small groups of customers, a narrow range of technologies and applications, or limited geographic areas. Thus, it can often be more cost effective to target an attractive market segment through the acquisition of established, smaller, focused providers than through internal product development. The Company has completed the acquisition of several complementary businesses during the past two years. In addition, Thermo Instrument has recently acquired certain businesses that have been or will likely be acquired by the Company. See "--Acquisitions." The Company targets acquisitions that it believes will lead to enhanced profitability through manufacturing efficiencies, the elimination of lower margin product lines, enhanced distribution capabilities, the elimination of duplicative functions and improved market acceptance of the acquired company's products due to affiliation with the Company.

LINES OF BUSINESS

     Analytical instruments are generally classified by their principal operating technologies. The Company's AE and AA spectrometers comprise its elemental analysis product line, and FT-IR and FT-Raman spectrometers comprise the Company's molecular analysis product line. Through its Thermo Vision Corporation ("Thermo Vision") subsidiary, the Company also develops and manufactures cost-effective application-specific instruments, as well as components, systems and subassemblies for analytical instruments.

  Elemental Analysis -- AE and AA Spectrometers

     The Company produces a range of AE and AA spectrometers that are used to detect and measure metals and other elements in solid and liquid samples from ultratrace (parts per billion) to major concentrations. In AE spectrometers, the samples are excited by an energy source, causing the sample atoms to emit radiation. The radiation is then dispersed by a grating into its component light wavelengths, which are detected by a photo multiplier tube or a solid state detector. Because each element has a characteristic wavelength that acts as a "fingerprint" for that element, the instrument compares the detected wavelengths against a library of spectra for identification. The resulting data may then be stored and manipulated with a personal computer. AE spectrometers use either an electrical discharge ("arc/spark") or a high frequency inductively coupled plasma ("ICP") as the energy source. Arc/spark instruments are used primarily for solid samples and ICP instruments are used for both solid and liquid samples. ICP instruments can be coupled with a mass spectrometer ("ICP/MS") to provide better detection limits. In an AA spectrometer, a graphite furnace or flame is used to heat the sample. The AA spectrometer incorporates a hollow cathode lamp that contains the element to be measured. Because the hollow cathode lamp radiates at the same wavelength as the sample atoms, the sample atoms absorb radiation from the lamp and the detector measures this absorption.

     AE and AA spectrometers are distinguished based on sensitivity, speed, flexibility and cost. The Company's AA spectrometers are sold at prices ranging from approximately $15,000 to $65,000. While an AA spectrometer, when configured with a graphite furnace, is capable of highly sensitive analysis, it can only measure one element at a time and must be adjusted to measure each element. The Company's AE spectrometers, which range in price from approximately $50,000 to $150,000, combine ultratrace detection capabilities with the ability to detect multiple elements simultaneously. While the purchase price for these instruments is higher than for AA spectrometers, ICP spectrometers are easier to use and the cost of associated consumables is greatly reduced. Consequently, analytical instrument customers are increasingly using ICP spectrometers for applications historically performed by AA spectrometers. An ICP/MS instrument provides parts per trillion sensitivity, but ranges in price from $150,000 to $250,000, and is slower than an AE because it cannot measure multiple elements simultaneously.

     The Company's AE and AA instruments are used in a wide variety of applications, which include testing of environmental samples such as soil and water, food and drug testing, analysis of blood, urine and animal tissue, and process control and product quality assurance testing. The Company sells its products to a wide range of customers in manufacturing industries such as producers of aircraft, automobiles and trucks, computers, chemicals, food, pharmaceuticals and primary metals; service industries such as waste management companies and commercial testing laboratories; and government and university laboratories.

     The Company derived revenues of $72.9 million, $81.2 million and $112.3 million from sales of elemental analysis instruments in 1993, 1994 and 1995, respectively.

     In April 1996, the Company acquired Unicam, a manufacturer of AA and ultraviolet/visible ("UV/Vis") spectroscopy instruments, from Thermo Instrument. The Company believes that this acquisition will increase its product base in AA spectrometers, as well as its presence in the European market. In addition, in November 1996, the Company acquired ARL, a manufacturer of arc/spark instruments used in elemental solids analysis and wavelength dispersive x-ray fluorescence instruments, from Thermo Instrument. ARL developed and commercialized the first commercial grating spectrograph and is now a worldwide supplier of spectrochemical instrumentation based on arc/spark optical emission spectrometry and wavelength dispersive x-ray fluorescence ("WDXRF") spectrometry. Arc/spark spectrometers are used extensively in the metals industries where a precise determination of metallurgical content is required. WDXRF spectrometers offer elemental analysis of a wide variety of materials in a highly precise and generally nondestructive manner. The technique, which has been available for over 40 years, is widely accepted as a mechanism for achieving high precision for major element analysis. ARL's product offering is targeted to the simultaneous detection segment of the market and has traditionally been the technology leader in this area. See "-- Acquisitions."

  Elemental Liquids Analysis

     Atomic Emission Spectrometers. The principal type of AE spectrometer used for elemental analysis of liquids is the ICP spectrometer, which allows for simultaneous multi-element testing. The largest users of ICP instruments are public and private environmental laboratories, which must test for multiple elements but which have well defined testing objectives. All of these users test for compliance with applicable environmental regulations, which prescribe the specific pollutants and concentrations to be tested for. As a result, growth in the demand for ICP spectrometers is largely a function of the pace and extent of enactment and enforcement of environmental regulations worldwide. Currently, growth is concentrated in developing nations while sales have been declining in the U.S., principally due to consolidation in the environmental industry.

     ICP spectrometers are also used in research and development and quality control applications in a variety of industries, including the chemical, pharmaceutical, food and beverage and petroleum industries. For example, ICP spectrometers are used to determine the content of certain elements in food oils prior to sale.

     The Company believes it is a market and technology leader in ICP spectrometry. Within the last three years, the Company has developed the first ultratrace ICP spectrometer that incorporates a solid state detector and the first combined optical emission/mass spectrometer. The Company's TRACE[Trademark] ICP analyzer is used primarily for environmental testing. The Company's IRIS[Trademark] ICP spectrometer replaces the photo multiplier tube used in the TRACE with the Company's charge injection device ("CID") solid state detector, allowing customers to perform with one instrument analyses that would previously have required multiple AA and ICP instruments. In addition, the IRIS incorporates Windows[Trademark]-based software that facilitates use of the instrument with relatively minimal training.

     Atomic Absorption Spectrometers. Due to their sensitivity and relative low cost, AA spectrometers were historically the instrument of choice for environmental applications. While the market for AA spectrometers is declining due to advancements in the sensitivity and flexibility of ICP spectrometers, AA spectrometers are still used for certain well-defined applications. Certain of the EPA's protocols for the determination of toxic metals in water and wastes are written for AA spectrometers. In addition to environmental testing, AA spectrometers are also used in biological testing and for testing in the agricultural and petroleum industries.

     ICP/MS. When used in tandem with a mass spectrometer, an ICP is capable of detecting elements at the part per trillion level. This high level of sensitivity is often required by semiconductor, pharmaceutical and chemical companies in both research and development and quality control functions. For example, manufacturers of semiconductors use ICP/MS instruments to increase manufacturing yield by testing for the presence of trace contaminants that can destroy the functionality of a chip. In addition, ICP/MS is used in several environmental applications.

     The Company has recently introduced the second generation of its POEMS(R) ICP/MS, which incorporates several significant advances, including automated sample preparation and Windows-based software. In addition, POEMS is the first ICP/MS instrument to integrate a CID detector, which enhances the flexibility of the instrument.

     In November 1996, the Company acquired VG Elemental, a manufacturer of ICP/MS instruments, from Thermo Instrument. VG Elemental's products are utilized in the environmental, nuclear, semiconductor, biological, metals and chemicals industries where critical, ultra-trace detection of elements is required. ICP/MS instruments range in price from $150,000 to $350,000. See "-- Acquistions."

  Elemental Solids Analysis

     Arc/spark instruments are used primarily in highly capital intensive processes such as steel and other primary metal production, foundries that fabricate raw metals, and production of products such as pipe and machine parts. Customers in these industries use the arc/spark instrument in near line quality control as part of the production process. Due to the high cost of these processes, the minimization of downtime and the maintenance of quality control are critical. For these reasons, reliability is frequently the most important feature to an arc/spark user. The Company believes it has built a reputation as an industry leader by offering rugged, dependable instruments and by emphasizing customer service. Sales of arc/spark instruments are tied to the addition of metal production capacity. Consequently, the principal areas of growth for this type of instrument are in developing nations, particularly China, South Korea and Brazil, where the need for new infrastructure is increasing.

     The Company offers different arc/spark instruments for different applications and budgets, from a laboratory grade instrument with the capability to analyze 60 different elements to a durable mobile unit for use in small foundries. Prices for these instruments range from $50,000 to $150,000. A modified version of the arc/spark spectrometer is used in the analysis of engine oils and fuels to determine engine wear. Such measurements enable better prediction of engine failure, help schedule routine maintenance and extend engine life.

  Molecular Analysis -- FT-IR and FT-Raman Spectrometers

     The Company is among the world's largest manufacturers of molecular analysis instruments that utilize FT-IR and FT-Raman spectroscopic techniques. Using these "vibrational" spectroscopic techniques, customers are able to non-destructively analyze liquids and solids for their molecular composition. These techniques also permit the analysis of samples in their packaging, which eliminates much of the time involved with sample preparation.

     The Company's FT-IR and FT-Raman spectrometers are used principally in research and development and quality control in a variety of industries. Chemical and pharmaceutical companies use FT-IR and FT-Raman spectrometers for verification, identification and quantification of chemical materials and mixtures because of the superior ability of these instruments to provide detailed structural information. Other applications involve analysis of total petroleum hydrocarbon content and other contamination in soil and water, and monitoring of industrial waste streams.

     The Company believes it has built a reputation as a technology leader, and has pioneered many of the developments of modern FT-IR, including development of the first commercial analytical FT-IR instruments and sampling technologies, including infrared microscopy. The Company has also developed spectral databases for use in the identification of samples in FT-IR and FT-Raman analysis.

     The Company derived revenues of $86.2 million, $81.2 million and $93.8 million from sales of molecular analysis instruments in 1993, 1994 and 1995, respectively.

     In April 1996, the Company acquired Mattson Instruments ("Mattson"), a Madison, Wisconsin based manufacturer of FT-IR instruments, from Thermo Instrument. The Company believes that this acquisition will increase its FT-IR product base, particularly through the addition of several value product lines. See "-- Acquisitions."

     FT-IR Spectrometers. An FT-IR spectrometer utilizes infrared spectroscopy to obtain precise qualitative and quantitative information regarding the molecules in a sample. In an infrared ("IR") spectrometer, an infrared beam of light is directed at a sample, which will absorb certain frequencies and transmit others unchanged. Because each molecule has a characteristic "fingerprint" based upon its absorption and transmission characteristics, molecules can be identified by comparison to a library of spectra. The FT-IR technique provides quantitative and qualitative information across the entire infrared spectrum simultaneously, which permits rapid multi-component analysis without the need for sample separation.

     The major advantage of an FT-IR spectrometer is its ability to non-destructively analyze samples. The ability to preserve the sample is critical in many applications, including forensics, drug development and semiconductor analysis. FT-IR spectrometers are also capable of providing structural information regarding a particular molecule that cannot be provided by other types of analytical instruments. This type of information is extremely valuable in chemical and pharmaceutical research and development applications, where the structure of the molecule can be as important as the quantification and identification of the components of a complex sample.

     The Company offers several lines of FT-IR spectrometers that range in performance and price based upon the needs of its customers. The Company's FT-IR spectrometers range in price from approximately $25,000 to $200,000. The Company believes the Magna-IR[Trademark] line of spectrometers offers the highest level of analytical capability available in a FT-IR spectrometer. The Magna-IR is engineered to be flexible and expandable in order to accommodate all of the analytical requirements of the most demanding users in the chemical, pharmaceutical and semiconductor industries and in academic and research environments. The Magna-IR incorporates the first digital signal processor-controlled interferometer, which allows the customer greater control and flexibility in the design of advanced experiments.

     The Company's Impact[Trademark] line of FT-IR spectrometers incorporates many of the design features of the Magna-IR line in a rugged, reliable, lower cost instrument. The Impact is generally used for routine measurement by environmental testing laboratories, law enforcement laboratories, industrial quality control laboratories and other customers that require reliability, high-throughput and ease of use but do not need the most advanced analytical capabilities.

     In response to the unique requirements of customers in the semiconductor industry, the Company has developed the ECO[Trademark] line of dedicated quality inspection instruments. This instrument utilizes IR analysis on-line to determine the physical parameters and uniformity of silicon wafers used in the manufacture of integrated circuits, memory and application specific devices.

     The Company also offers several lines of infrared microscopes and micro imaging accessories. The Company believes it is the leading supplier of infrared microscopes and micro imaging spectroscopic devices in the world. These products are utilized, individually or in conjunction with FT-IR spectrometers, to obtain the infrared spectrum of small samples in the range from 20 to 1000 microns. The products combine both the function of visual location and imaging with infrared spectral analysis, thus allowing the user to quickly locate and focus the infrared probe beam on the exact micro area of interest. The top of the line Irus product is an integrated system, fully comprising both infrared spectrometer and microscopic analysis station in one unit.

     FT-Raman Spectrometers. FT-Raman spectroscopy is a technique similar to FT-IR that utilizes a laser to excite the sample. While FT-IR spectrometers measure the transmission and absorption characteristics of a sample, FT-Raman spectrometers measure the emission characteristics of the sample. When the sample absorbs the energy from the laser beam, a modified wavelength is emitted by the sample. This emission fingerprint is compared to a library of spectra to determine molecular structure. Many samples that produce weak or non-specific responses in the infrared produce strong, unique signatures in the Raman, and vice versa. As a result the two techniques are highly complementary for many applications.

     The Company has been responsible for many innovations in FT-Raman spectroscopy, including the first stand-alone FT-Raman instrument and Windows-driven spectrometer and the only searchable Raman library in digital format. The Company's current line of FT-Raman spectrometers incorporates many of the design features of the Company's FT-IR spectrometers, while offering certain advantages over FT-IR spectrometers, including easier sampling and data analysis. The Company has also developed an FT-Raman module for use with its Magna-IR spectrometer. FT-Raman spectrometers are attractive for use in pharmaceutical analysis, remote monitoring of chemicals and quality assurance of materials within their packaging because of the transparency of the packaging to the Raman signal. This capability permits on line analysis of finished products.

  Thermo Vision Corporation

     Through its subsidiary, Thermo Vision, the Company pursues applications of its technologies for cost-effective, application-specific instruments and for optical components, systems and subassemblies for analytical instrumentation and other applications. The Company believes that there is a trend in the market for analytical instruments toward the development of lower cost instruments that are easy to use and capable of performing discrete analyses accurately and reliably. Thermo Vision is also building a sales and service channel for lower cost instruments and components that cannot be effectively or profitably sold or serviced through the channels used for larger, higher performance analytical instruments.

     As part of its strategy, Thermo Vision is pursuing various applications for the Company's CID solid state optical detectors. The Company acquired rights to the CID technology through its acquisition of CID Technologies Inc. in October 1994. The Company believes that the CID detector has several advantages over other solid state detectors. Like CCDs (charge coupled devices) currently used in most consumer products, CIDs use multiple electronic pixels to capture images. However, unlike CCDs, CIDs are capable of randomly accessing the individual pixels, which improves the speed and quality of imaging and permits pixels to be read non-destructively. In addition, CIDs have superior resistance to radiation, which is an advantage for use in environments such as nuclear power plants. Thermo Vision is currently under contract to provide the CID detector outside the analytical instrument field, including dental imaging and nuclear inspection.

     For the year ended December 30, 1995, the Company derived revenues of $6.1 million from its Thermo Vision businesses.

     In February 1996, Thermo Vision acquired Corion Corporation ("Corion"), a manufacturer of commercial optical filters, for $5.1 million and Oriel Corporation ("Oriel"), a manufacturer and distributor of electro-optical instruments and components, for $11.8 million. Corion and Oriel reported revenues of $8.5 and $18.8 million, respectively, in 1995. The Company believes that the acquisition of Corion and Oriel will further Thermo Vision's strategic move into the subassembly and end product markets, including the manufacture of cost-effective instruments used for a specific purpose. Optical filters, such as those manufactured by Corion, are a cost-effective method of screening all but a specific wavelength of interest. The Company believes that components such as these will be increasingly important in improving the performance of cost-effective, targeted systems such as fluorometers and UV/Vis spectrometers. In addition, Oriel publishes a series of widely distributed catalogues which the Company believes will assist in the distribution of many Thermo Vision products, as well as products offered by other Thermo Optek businesses.

     In September 1996, the Company announced its intent to spinout Thermo Vision through a distribution of all of its outstanding capital stock in the form of a dividend to the Company's shareholders. The Company anticipates completing the spinout by the second quarter of 1997, and is seeking a Letter Ruling from the Internal Revenue Service stating that the proposed spinout will have no current tax effect on the Company or its shareholders. The Company would distribute the shares upon receipt of the Letter Ruling and satisfaction of other conditions, including listing of the Thermo Vision shares on the American Stock Exchange. Upon completion of this proposed transaction, Thermo Vision would be a majority-owned subsidiary of Thermo Instrument.

ACQUISITIONS

     An element of the Company's strategy is to combine its internal growth with the acquisition of complementary products and technologies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition to the acquisitions of Oriel and Corion described above, recently completed acquisitions by the Company are described below.

  Recently Completed Acquisitions

     Mattson and Unicam. In December 1995, Thermo Instrument acquired the assets of the analytical instruments division of ATI (the "ATI Division"), a manufacturer of analytical instruments, for $42.5 million. In April 1996, the Company acquired the ATI Division's Mattson and Unicam businesses from Thermo Instrument for an aggregate purchase price of $36.6 million. Mattson is a Wisconsin-based manufacturer of FT-IR spectroscopy instruments and Unicam is a Cambridge, UK-based manufacturer of AA and UV/Vis spectroscopy instruments. The purchase price represents the sum of (i) the net tangible book value of Mattson and Unicam as of the date of acquisition by Thermo Instrument, plus (ii) a percentage of the total goodwill associated with Thermo Instrument's acquisition of the ATI Division equal to sales of Mattson and Unicam for the eleven-month period ended November 30, 1995 relative to total sales of the ATI Division for such period. Mattson and Unicam reported aggregate revenues of approximately $57.8 million for the eleven months ended November 30, 1995.

     Mattson's FT-IR products are primarily used in high through-put applications requiring certified and validated methods and automation, such as quality assurance and control and educational markets. Prices for Mattson's products range from $20,000 to $60,000.

     Unicam's AA product line covers a complete range of applications, from cost-effective systems to high-capability ultimate detection capacity systems, and are well-suited to environmental, clinical and industrial chemical analyses. These products offer a higher degree of automation than that offered by comparable competitive products. All of Unicam's AA products utilize Windows-based operating software, with product prices ranging from $18,000 to $80,000.

     Unicam also manufactures UV/Vis spectrometers. A UV/Vis spectrometer utilizes ultra-violet and visible light to obtain precise qualitative and quantitative information regarding the molecules in a sample. In UV/Vis spectrometers, a beam of light, either ultra-violet or visible, is directed at a sample, which absorbs certain frequencies and transmit others unchanged. Because each molecule has characteristic absorption and transmission features, both quantitative and qualitative measurements can be made. The UV/Vis permits rapid multi-component analysis without the need for sample separation. Unicam's systems range from low-end non-scanning products priced at under $4,000 to a mid-range scanning series priced at $24,000. These products are targeted at teaching laboratories, life science research, pharmaceutical and environmental markets. The Company believes that Unicam's UV/Vis products will complement its other products and presence in the environmental, life science research, pharmaceutical and chemical markets.

     ARL and VG Elemental. In March 1996, Thermo Instrument completed the acquisition of a substantial portion of the businesses comprising the scientific instruments division of Fisons (the "Fisons Division"). In November 1996, the Company acquired the Fisons Division's ARL and VG Elemental businesses, and four associated sales organizations located in South Africa, Austria, Sweden and Canada, from Thermo Instrument for an aggregate purchase price of $55.2 million in cash and the assumption of $16.6 million in debt, subject to a post-closing adjustment. ARL is a Switzerland-based manufacturer of arc/spark AE spectrometers and X-ray fluorescence instruments. ARL had revenues of approximately $55.7 million in 1995. VG Elemental is a U.K.-based manufacturer of inductively coupled plasma/mass spectromers. VG Elemental, located near Manchester, England, introduced its first ICP/MS instrument in 1984. ICP/MS instruments are used for environmental, nuclear, semiconductor, biological, metals and chemical analysis where critical, ultra-trace detection of elements is required. VG Elemental had revenues of $16.2 million in 1995. The purchase price paid by the Company for these businesses represents the sum of (i) the net tangible book value of ARL and VG Elemental as of the date of acquisition by Thermo Instrument, plus (ii) a percentage of the total goodwill associated with Thermo Instrument's acquisition of the acquired portions of the Fisons Division equal to sales of ARL and VG Elemental relative to total sales of the portion of the Fisons Division acquired by Thermo Instrument.

     Certain of the businesses recently acquired by the Company or which the Company expects to acquire in the future have low levels of profitability or are unprofitable. No assurance can be given that the Company will be successful in reducing expenses and improving operations of these businesses so that the levels of profitability desired by the Company are achieved. The Company expects that its operating margins will be reduced due to the acquisition of these recently acquired businesses until such time as the Company has improved the profitability of these businesses to levels comparable with those of the Company's other businesses. See "Risk Factors -- Risks Associated with Acquisition Strategy; No Assurance of a Successful Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RESEARCH AND DEVELOPMENT

     The Company maintains active programs for the development of new technologies and the enhancement of existing products. In addition, the Company seeks to develop new applications for its products and technologies. Research and development expenses for the Company were $10.6 million, $10.5 million and $13.0 million in 1993, 1994 and 1995, respectively, or 6.6%, 6.3% and 6.1%, respectively, of the Company's revenues for such periods.

     A significant portion of the Company's development effort is directed toward developing instruments that can be used outside of the laboratory in industrial and manufacturing settings such as near line quality control applications. The Company believes that developing instruments that can be used by non-scientists is critical to the success of this program. The Company has a Cooperative Research and Development Agreement (CRADA) with the U.S. Navy to develop an ICP instrument for the continuous monitoring of heavy metals in smokestack emissions. The Company will have the right to use any proprietary technology developed through this agreement. Through Thermo Vision, the Company is directing its efforts toward applying the Company's technology to the development of affordable application-specific instruments and cost-effective components, systems and subassemblies. The Company is also pursuing various applications of its CID technology, including dental imaging and nuclear inspection.

COMPETITION

     The Company competes in each of its markets primarily on performance, reliability, customer service and price. In the market for AE and AA spectrometers and ICP/MS instruments, the Company competes primarily with Perkin-Elmer and, to a lesser extent, Varian. The Company competes in the arc/spark market primarily with Spectro. In the FT-IR and FT-Raman markets the Company competes primarily with Perkin-Elmer, the Digilab division of Bio-Rad, Bruker and Bomem. Industry sources have estimated that the Company held the competitive position noted in parentheses below in 1995 for each of the following markets based on 1995 revenues: AE spectrometers (2), AA spectrometers
(3), ICP/MS instruments (4), arc/spark instruments (2), FT-IR instruments (1) and FT-Raman instruments (2). The Company recently entered the market for UV/Vis instruments with its acquisition of Unicam in April 1996. The primary competitors in this market are Hewlett-Packard, Perkin-Elmer, Shimadzu and Life Sciences.

SALES AND MARKETING

     The Company markets its instruments internationally through its own worldwide sales force and through a network of dealers and distributors. In addition, the Company sells certain components and instruments pursuant to OEM arrangements under which third parties purchase and resell the Company's products. The Company's sales force is supported throughout the world by a customer support group which provides training, instrument servicing and parts replacement. The Company believes that its sales and distribution channels in the Pacific Rim provide it with a competitive advantage.

BACKLOG

     The Company's backlog was $64.1 million as of September 28, 1996, compared with $50.1 million as of December 30, 1995. The Company includes in its backlog only orders confirmed with a purchase order for products and related services scheduled to be shipped or rendered within one year. The Company does not believe that the level of, or changes in the level of, its backlog is necessarily a meaningful indication of future results of operations.

PATENTS AND LICENSES

     The Company's policy is to protect its intellectual property rights, including applying for and obtaining patents when appropriate. The Company holds numerous patents relating to its technologies, with additional patents pending. The Company also enters into licensing agreements with other companies and government agencies in which it grants or receives rights to specific patents and technical know-how. The Company also considers technical know-how, trade secrets and trademarks to be important to its business.

PERSONNEL

     As of September 28, 1996, the Company had a total of 1,883 employees. To date, the Company has been able to attract and retain the personnel required by its business, but there can be no assurance that additional skilled personnel necessary to successfully expand the Company's business and operations can be recruited and retained. The Company believes that its relationship with employees is good.

FACILITIES

     The Company's various businesses are operated from separate facilities, as set forth in the table below.

                            APPROXIMATE   OWNED/   EXPIRATION
LOCATION                    SQUARE FEET   LEASED    OF LEASE                     USE
--------                    -----------   ------   ----------                    ---
Franklin, Massachusetts....    110,000    Leased      2005     Manufacturing, Sales and Administrative
Franklin, Massachusetts....     70,000    Leased      2006     Manufacturing, Sales and Administrative
Madison, Wisconsin.........    330,000(1) Owned         --     Manufacturing, Sales and Administrative
Madison, Wisconsin.........     24,000    Leased      2006     Sales and Administrative
Middleton, Wisconsin.......     18,000    Leased      2004     Manufacturing
Grand Junction, Colorado...     41,000    Owned         --     Manufacturing
Grand Junction, Colorado...      3,600    Owned         --     Manufacturing and Sales
Delta, Colorado............     25,000    Owned         --     Manufacturing
Shelton, Connecticut.......     55,000(2) Leased      2004     Manufacturing, Sales and Administrative
Stratford, Connecticut.....     50,000    Leased      1998     Manufacturing, Sales and Administrative
Liverpool, New York........     16,000    Leased      1996     Manufacturing, Sales and Administrative
Margate, England...........    100,000    Owned         --     Manufacturing, Sales and Administrative
Cambridge, England(3)......    216,000    Leased      1996     Manufacturing, Sales and Administrative
Winsford, England..........     25,000    Leased      2005     Manufacturing, Sales and Administrative
Winsford, England..........     25,000    Leased      2013     Manufacturing
Ecublens, Switzerland......    100,000    Owned         --     Manufacturing, Sales and Administrative

---------------

(1) Of such amount, 160,000 square feet is leased to other companies.

(2) Of such amount, 18,000 square feet is subleased to other companies.

(3) Of such amount, 86,000 square feet is subleased to other companies.


LEGAL PROCEEDINGS

     Prior to Nicolet's acquisition by the Company, the Wisconsin Department of Natural Resources ("DNR") notified Nicolet that the DNR had begun a remedial investigation to determine the extent of releases of hazardous substances from the Refuse Hideaway Landfill located in Middleton, Wisconsin (the "Landfill"), and that Nicolet was a potential responsible party ("PRP") with regard to the Landfill. Approximately 50 other parties were also notified of their potential PRP status. The Environmental Protection Agency ("EPA") subsequently added the Landfill to its National Priorities List under the Comprehensive Environmental Response Compensation and Liability Act of 1980 ("CERCLA"). In February 1995, the EPA and the DNR recommended that various remediation efforts be made at the Landfill at an estimated cost of approximately $5.2 million, and the Company expects that such agencies will also seek to recover their oversight costs and expenses related to the site. Under CERCLA, responsible parties can include current and previous owners of a site, generators of hazardous substances disposed of at a site, and transporters of hazardous substances to a site. Each responsible party can be jointly and severally liable, without regard to fault or negligence, for all costs associated with the remediation of the site. Although the Company believes that the quantity of materials generated by Nicolet and transported to the Landfill is relatively small in comparison to that of other named PRPs, there can be no assurance as to the exact amount, if any, for which

Nicolet will be held responsible by the EPA and the DNR for costs associated with remediation of the Landfill.

     In connection with the organization of the Company, Thermo Instrument agreed to indemnify the Company for any and all cash damages incurred by the Company, including with respect to the Landfill, relating to certain contingent liabilities associated with the operations of Nicolet and TJA prior to August 1995, when such businesses were transferred to the Company. Notwithstanding this indemnification, the Company would be required to report any such damages as an expense in its results of operations, with any indemnification payment it receives from Thermo Instrument being treated as a contribution to shareholders' investment.

                       RELATIONSHIP WITH THERMO ELECTRON
                             AND THERMO INSTRUMENT

     The Company was organized in August 1995 as a wholly owned subsidiary of Thermo Instrument. Thermo Instrument has contributed all of the assets, liabilities and business of Nicolet and TJA to the Company in exchange for 45,000,000 shares of Common Stock of the Company. Thermo Electron holds $10 million principal amount of the Company's 5% Convertible Subordinated Debentures.

     Thermo Electron has adopted a strategy of selling a minority interest in subsidiary companies to outside investors as an important tool in its future development. As part of this strategy, Thermo Electron and certain of its subsidiaries have created publicly and/or privately held majority owned subsidiaries. (The Company and the other Thermo Electron subsidiaries are hereinafter referred to as the "Thermo Subsidiaries.")

     Thermo Instrument develops, manufactures, and markets instruments used to detect and monitor air pollution, radioactivity, complex chemical compounds, toxic metals, and other elements in a broad range of liquids and solids. For its fiscal year ended December 30, 1995 and for the nine months ended September 28, 1996, Thermo Instrument had consolidated revenues of $782,662,000 and $862,415,000, respectively, and consolidated net income of $79,306,000 and $99,860,000, respectively.

     Thermo Electron and its subsidiaries develop, manufacture and market environmental monitoring and analysis instruments and manufacture biomedical products including heart-assist devices and mammography systems, paper-recycling and papermaking equipment, alternative-energy systems, industrial process equipment and other specialized products. Thermo Electron and its subsidiaries also provide environmental and metallurgical services and conduct advanced technology research and development. For its fiscal year ended December 30, 1995 and for the nine months ended September 28, 1996, Thermo Electron had consolidated revenues of $2,207,417,000 and $2,138,125,000, respectively, and consolidated net income of $140,080,000 and $137,184,000, respectively.

THE THERMO ELECTRON CORPORATE CHARTER

     Thermo Electron and the Thermo Subsidiaries, including the Company, recognize that the benefits and support that derive from their affiliation are essential elements of their individual performance. Accordingly, Thermo Electron and each of the Thermo Subsidiaries, including the Company, has adopted the Thermo Electron Corporate Charter (the "Charter") to define the relationships and delineate the nature of such cooperation among themselves. The purpose of the Charter is to ensure that (1) all of the companies and their stockholders are treated consistently and fairly, (2) the scope and nature of the cooperation among the companies, and each company's responsibilities, are adequately defined, (3) each company has access to the combined resources and financial, managerial and technological strengths of the others, and (4) Thermo Electron and the Thermo Subsidiaries, in the aggregate, are able to obtain the most favorable terms from outside parties.

     To achieve these ends, the Charter identifies the general principles to be followed by the companies, addresses the role and responsibilities of the management of each company, provides for the sharing of group resources by the companies and provides for centralized administrative, banking and credit services to be performed by Thermo Electron. The services provided by Thermo Electron include collecting and managing cash generated by members, coordinating the access of Thermo Electron and the Thermo Subsidiaries (the "Thermo Group") to external financing sources, ensuring compliance with external financial covenants and internal financial policies, assisting in the formulation of long-range planning and providing other banking and credit services. Pursuant to the Charter, Thermo Electron may also provide guarantees of debt obligations of the Thermo Subsidiaries or may obtain external financing at the parent level for the benefit of the Thermo Subsidiaries. In certain instances, the Thermo Subsidiaries may provide credit support to, or on behalf of, the consolidated entity or may obtain financing directly from external financing sources. Under the Charter, Thermo Electron is responsible for determining that the Thermo Group remains in compliance with all covenants imposed by external financing sources, including covenants related to borrowings of Thermo Electron or other members of the Thermo Group, and for apportioning such constraints within the Thermo Group. In addition, Thermo Electron establishes certain internal policies and procedures applicable to members of the Thermo Group. The cost of the services provided by Thermo Electron to the Thermo Subsidiaries is covered under existing corporate services agreements between Thermo Electron and each of the Thermo Subsidiaries.

     The Charter presently provides that it shall continue in effect so long as Thermo Electron and at least one Thermo Subsidiary participate. The Charter may be amended at any time by agreement of the participants. Any Thermo Subsidiary, including the Company, can withdraw from participation in the Charter upon 30 days' prior notice. In addition, Thermo Electron may terminate a subsidiary's participation in the Charter in the event the subsidiary ceases to be controlled by Thermo Electron or ceases to comply with the Charter or the policies and procedures applicable to the Thermo Group. A withdrawal from the Charter automatically terminates the corporate services agreement in effect between the withdrawing company and Thermo Electron. The withdrawal from participation does not terminate outstanding commitments to third parties made by the withdrawing company, or by Thermo Electron or other members of the Thermo Group, prior to the withdrawal. However, a withdrawing company is required to continue to comply with all policies and procedures applicable to the Thermo Group and to provide certain administrative functions mandated by Thermo Electron so long as the withdrawing company is controlled by or affiliated with Thermo Electron.

CORPORATE SERVICES AGREEMENT

     As provided in the Charter, the Company and Thermo Electron have entered into a Corporate Services Agreement (the "Services Agreement") under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, employee benefit administration, tax advice and preparation of tax returns, centralized cash management and certain financial and other services to the Company. In 1993, 1994 and 1995, Thermo Electron assessed the Company an annual fee for these services equal to 1.25%, 1.25% and 1.20%, respectively, of the Company's revenues. Effective fiscal 1996, the fee has been reduced to 1.0% of the Company's revenues. The fee may be changed by mutual agreement of the Company and Thermo Electron. During fiscal 1994 and 1995, Thermo Electron assessed the Company $2,067,000 and $2,546,000, respectively, in fees under the Services Agreement. Management believes that the charges under the Services Agreement are reasonable and that the terms of the Services Agreement are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage and other identifiable costs, Thermo Electron charges the Company based on charges attributable to the Company. The Services Agreement automatically renews for successive one-year terms, unless canceled by the Company upon 30 days' prior notice. In addition, the Services Agreement terminates automatically in the event the Company ceases to be a member of the Thermo Group or ceases to be a participant in the Charter. In the event of a termination of the Services Agreement, the Company will be required to pay a termination fee equal to the fee that was paid by the Company for services under the Services Agreement for the nine-month period prior to termination. Following termination, Thermo Electron may provide certain administrative services on an as-requested basis by the Company or as required in order to meet the Company's obligations under Thermo Electron's policies and procedures. Thermo Electron will charge the Company a fee equal to the market rate for comparable services if such services are provided to the Company following termination.

TAX ALLOCATION AGREEMENT

     The Tax Allocation Agreement between the Company and Thermo Electron outlines the terms under which the Company is to be included in Thermo Electron's consolidated Federal and state income tax returns. Under current law, the Company will be included in such tax returns so long as Thermo Electron owns at least 80% of the outstanding common stock of Thermo Instrument and Thermo Instrument owns at least 80% of the outstanding Common Stock of the Company. In years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed its own separate company tax returns. If Thermo Instrument's equity ownership of the Company were to drop below 80%, the Company would file its own tax returns.

MASTER GUARANTEE REIMBURSEMENT AGREEMENTS

     The Company has entered into a Master Guarantee Reimbursement Agreement with Thermo Electron which provides that the Company will reimburse Thermo Electron for any costs it incurs in the event it is required to pay third parties pursuant to any guarantees it issues on the Company's behalf. Thermo Instrument has entered into a similar agreement with Thermo Electron pursuant to which Thermo Instrument has guaranteed the Company's obligation to so reimburse Thermo Electron. The Company has also entered into a Master Guarantee Reimbursement Agreement with Thermo Instrument which provides that the Company will reimburse Thermo Instrument for any costs it incurs in the event that Thermo Instrument is required to pay Thermo Electron or any other party pursuant to any guarantees Thermo Instrument issues on the Company's behalf.

RELATED PARTY TRANSACTIONS

     The Company purchases and sells products in the ordinary course of business with other companies affiliated with Thermo Electron. In 1995, purchases and sales of products to such affiliated companies totalled $1,720,000 and $5,280,000, respectively.

     In October 1995, Thermo Electron purchased $10,000,000 principal amount of the Debentures, at par and on terms identical to those offered to unaffiliated investors. See "Shares Eligible for Future Sale."

     In connection with its recent acquisition of a substantial portion of the businesses comprising the scientific instruments division of Fisons plc, Thermo Instrument may restructure certain sales and service activities of the acquired businesses. This restructuring may include closure of certain existing sales and service offices and the termination of certain employees engaged in these activities or the transfer of such employees to various subsidiaries of Thermo Instrument, including the Company. Costs associated with any such closures, terminations and transfers would be allocated to the relevant Thermo Instrument subsidiary. The Company does not expect its share of any such costs to materially affect its future results of operations or liquidity.

MISCELLANEOUS

     The Company's cash equivalents are invested in a repurchase agreement with Thermo Electron, pursuant to which the Company in effect lends cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, United States government agency securities, money market funds, commercial paper, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement will be readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. See Note 1 to Consolidated Financial Statements of the Company.

                                   MANAGEMENT

     The Directors and executive officers of the Company are as follows:

NAME                                      AGE                      POSITION
----                                      ---                      --------
Earl R. Lewis...........................  53    Chief Executive Officer, President and Director
Dr. Robert J. Rosenthal.................  40    Senior Vice President
John N. Hatsopoulos.....................  62    Vice President, Chief Financial Officer and Director
Kristine A. Langdon.....................  38    Vice President
Paul F. Kelleher........................  53    Chief Accounting Officer
Arvin H. Smith..........................  66    Chairman of the Board and Director
Dr. George N. Hatsopoulos...............  69    Director
Stephen R. Levy(1)......................  55    Director
Robert A. McCabe(1).....................  61    Director

---------------

(1) Member of the Audit and Human Resources Committees.


     All of the Company's Directors are elected annually and hold office until their respective successors are elected and qualified. Executive officers are elected annually by the Board of Directors and serve at its discretion. Mr. Hatsopoulos and Mr. Kelleher are employees of Thermo Electron and certain of its subsidiaries other than the Company, but devote such time to the affairs of the Company as the Company's needs reasonably require from time to time. Mr. Lewis is also Executive Vice President and Chief Operating Officer of Thermo Instrument, and is responsible for certain operations within Thermo Instrument that are not related to the Company's operations.

     Earl R. Lewis has been Chief Executive Officer, President and a Director of the Company since its inception in August 1995. He served as President of Thermo Jarrell Ash through December 1995, and for more than five years prior to that date. Mr. Lewis was named Executive Vice President and Chief Operating Officer of Thermo Instrument in January 1996, having served as a Vice President of that company from 1990 to 1995. He was also named a Vice President of Thermo Electron in September 1996. He serves as a director of ThermoSpectra Corporation and Trex Medical Corporation.

     Robert J. Rosenthal has been Senior Vice President of the Company since its inception in August 1995. Since 1984 he has served in various capacities at Nicolet, and was named President of that company in 1993.

     John N. Hatsopoulos has been a Vice President, Chief Financial Officer and a Director of the Company since its inception in August 1995. Mr. Hatsopoulos has been a Vice President and Chief Financial Officer of Thermo Instrument since 1988, the Chief Financial Officer of Thermo Electron since 1988 and an Executive Vice President of Thermo Electron since 1986. He is also a Director of Lehman Brothers Funds, Inc., Thermo BioAnalysis Corporation, Thermo Ecotek Corporation, Thermo Fibergen Inc., Thermo Fibertek Inc., Thermo Instrument, Thermedics Inc., Thermo Power Corporation, ThermoQuest Corporation, Thermo TerraTech Inc. and ThermoTrex Corporation. Mr. Hatsopoulos is the brother of Dr. George N. Hatsopoulos, a Director of the Company.

     Kristine A. Langdon has been Vice President of the Company since its inception in August 1995. She was named President of Thermo Jarrell Ash in January 1996 and has served as Chief Executive Officer and President of Thermo Vision since its inception in January 1995. Ms. Langdon was Special Assistant to the Presidents of Thermo Electron and Thermo Instrument from August 1991 to April 1994 and Director of Business Development of Thermo Jarrell Ash from April 1994 until being named President of Thermo Vision. From 1987 to 1991, Ms. Langdon was employed by McKinsey & Co., a management consulting firm, most recently as an engagement manager.

     Paul F. Kelleher has been the Chief Accounting Officer of the Company since its inception in August 1995. Mr. Kelleher has been Vice President, Finance of Thermo Electron since 1987 and served as its Controller from 1982 to January 1996. He is a director of ThermoLase Corporation.

     Arvin H. Smith has been a Director of the Company since its inception in August 1995. Mr. Smith has been a Director and the President and Chief Executive Officer of Thermo Instrument since 1986, and Executive Vice President of Thermo Electron since November 1991. He was Senior Vice President of Thermo Electron from 1986 to 1991. Mr. Smith is also a Director of Thermo BioAnalysis Corporation, Thermedics Inc., ThermoQuest Corporation and ThermoSpectra Corporation.

     George N. Hatsopoulos has been a Director of the Company since its inception in August 1995, and has served as President and Chief Executive Officer of Thermo Electron since he founded that company in 1956. Dr. Hatsopoulos is also a director of Bolt, Beranek & Newman, Inc., Thermo Ecotek Corporation, Thermo Electron, Thermo Fibertek Inc., Thermo Instrument, Thermedics Inc., ThermoQuest Corporation and ThermoTrex Corporation. Dr. Hatsopoulos is the brother of John N. Hatsopoulos, a Vice President, Director, and the Chief Financial Officer of the Company.

     Stephen R. Levy has been a Director of the Company since November 1995. Since November 1995, Mr. Levy has been president of The Apogee Group, Inc., a private venture capital company that he founded. Mr. Levy served as chairman of the board and chief executive officer of BBN Corporation, a high technology company, from 1983 to 1994 and was president and chief executive officer of BBN Corporation from 1976 to 1983. He retired from BBN Corporation in 1995 and is currently its Chairman Emeritus.

     Robert A. McCabe has been a Director of the Company since March 1996. He has served as President of Pilot Capital Corporation, which is engaged in private investments and provides acquisition services, since 1987. Prior to that time, Mr. McCabe was a Managing Director of Lehman Brothers Inc., an investment banking firm. Mr. McCabe is also a director of Borg-Warner Security Corporation, Church & Dwight Company, Morrison-Knudsen Corporation and Thermo Electron.

COMPENSATION OF DIRECTORS

     Commencing January 1, 1996, Directors who are not employees of the Company, Thermo Instrument or Thermo Electron receive an annual retainer of $4,000 and a fee of $1,000 per day for attending meetings of the Board of Directors and $500 per day for participating in meetings of the Board of Directors held by means of conference telephone and for participating in certain meetings of committees of the Board of Directors. Payment of Directors fees is made quarterly.

     Dr. G. Hatsopoulos and Messrs. J. Hatsopoulos, Lewis and Smith are all employees of Thermo Electron companies and do not receive any cash compensation from the Company for their services as Directors. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in attending such meetings.

     Directors Deferred Compensation Plan. Under the Company's Deferred Compensation Plan for Directors (the "Deferred Compensation Plan"), a Director has the right to defer receipt of his fees until he ceases to serve as a Director, dies or retires from his principal occupation. In the event of a change in control or proposed change in control of the Company that is not approved by the Board of Directors, deferred amounts become payable immediately. Either of the following is deemed to be a change of control: (a) the occurrence, without the prior approval of the Board of Directors, of the acquisition, directly or indirectly, by any person of 50% or more of the outstanding Common Stock or the outstanding common stock of Thermo Electron; or (b) the failure of the persons serving on the Board of Directors immediately prior to any contested election of directors or any exchange offer or tender offer for the Common Stock or the common stock of Thermo Electron to constitute a majority of the Board of Directors at any time within two years following any such event. Amounts deferred pursuant to the Deferred Compensation Plan are valued at the end of each quarter as units of Common Stock. When payable, amounts deferred may be disbursed solely in shares of Common Stock accumulated under the Deferred Compensation Plan. The Company has reserved 75,000 shares under this plan. As of September 28, 1996, a total of 253 full shares had been allocated under this plan.

     Directors Stock Option Plan. The Company has adopted a directors stock option plan (the "Plan") providing for the grant of stock options to purchase shares of the Common Stock to outside Directors (Directors who are not employees of the Company or any of its affiliates) as additional compensation for their service as Directors. The Plan provides for the grant of stock options upon a Director's initial appointment and, beginning in 2000, awards options to purchase 1,000 shares annually to eligible Directors, provided the Company's Common Stock is then publicly traded. A total of 225,000 shares of Common Stock have been reserved for issuance under the Plan.

     Under the Plan, each eligible Director and each new outside Director initially joining the Board of Directors in 1996 will be granted an option to purchase 45,000 shares of Common Stock upon the later of the adoption of the plan or the Director's appointment or election. The size of the award to new Directors appointed to the Board of Directors after 1996 will be reduced by 11,250 shares in each subsequent year. Directors initially joining the Board of Directors after 1999 would not receive an option grant upon their appointment or election to the Board of Directors, but would be eligible to participate in the annual option awards described below. Options evidencing initial grants to Directors are presently exercisable, however, the shares acquired upon exercise are subject to restrictions on transfer and the right of the Company to repurchase such shares at the exercise price in the event the Director ceases to serve as a Director of the Company or any other Thermo Electron company. In such event, the restrictions and repurchase rights shall lapse or be deemed to have lapsed in equal annual installments of 11,250 shares, starting with the first anniversary of the grant date, provided the Director has continuously served as a Director of the Company or any other Thermo Electron company since the grant date. These options expire on the fifth anniversary of the grant date, unless the Director dies or otherwise ceases to serve as a Director of the Company or any other Thermo Electron company prior to that date.

     Commencing in 2000, eligible Directors will also receive an annual grant of options to purchase 1,000 shares of Common Stock provided the Common Stock is then publicly traded. The annual grant would be made at the close of business on the date of each annual meeting of stockholders of the Company to each Director then holding office, commencing with the annual meeting to be held in 2000. Options evidencing annual grants may be exercised at any time from and after the six-month anniversary of the grant date of the option and prior to the expiration of the option on the third anniversary of the grant date. Shares acquired upon exercise of the options would be subject to repurchase by the Company at the exercise price if the recipient ceased to serve as a Director of the Company or any other Thermo Electron company prior to the first anniversary of the grant date.

     The exercise price for options granted under the Plan is determined by the average of the closing prices reported by the American Stock Exchange (or other principal exchange in which the Common stock is then traded) for the five trading days immediately preceding and including the date the option is granted or, if the shares underlying the option are not so traded, at the last price paid per share by independent investors in an arms-length transaction with the Company prior to the option grant.

     As of November 1, 1996, 90,000 options to purchase Common Stock had been granted under the Plan at an exercise price of $13.50 per share.

COMPENSATION OF EXECUTIVE OFFICERS

  Summary Compensation Table

     The following table summarizes compensation for services to the Company in all capacities awarded to, earned by or paid to the Company's chief executive officer and two other executive officers for the fiscal year ended December 30, 1995. No other executive officer of the Company who held office at the end of fiscal 1995 met the definition of "highly compensated" within the meaning of the Securities and Exchange Commission's executive compensation disclosure rules for this period.

     The Company is required to appoint certain executive officers and full-time employees of Thermo Electron as executive officers of the Company, in accordance with the Thermo Electron Corporate Charter. The compensation for these executive officers is determined and paid entirely by Thermo Electron. The time and effort devoted by these individuals to the Company's affairs is provided to the Company under the Services Agreement between the Company and Thermo Electron. Accordingly, the compensation for these individuals is not reported in the following table. See "Relationship with Thermo Electron and Thermo Instrument."


                           SUMMARY COMPENSATION TABLE


                                                                         LONG TERM COMPENSATION
                                                   ANNUAL          -----------------------------------
                                               COMPENSATION         SECURITIES
                                            -------------------     UNDERLYING            ALL OTHER
NAME AND PRINCIPAL POSITION         YEAR     SALARY      BONUS     OPTIONS(1)(4)       COMPENSATION(2)
---------------------------         ----    --------    -------    -------------       ---------------
Earl R. Lewis.....................  1995    $145,000    $90,000       225,000(TOC)         $6,750
     President and CEO(3)

Dr. Robert J. Rosenthal...........  1995    $119,945    $97,000       112,500(TOC)         $4,500
     Senior Vice President                                              2,000(TBA)
                                                                       15,000(TMO)

Kristine A. Langdon...............  1995    $ 93,000    $35,000        75,000(TOC)         $5,198
     Vice President

---------------

(1) All options to purchase shares of the Company's Common Stock shown in the table were granted after the end of fiscal 1995 but are included in the table for clarity of presentation. In addition to grants of options to purchase Common Stock of the Corporation (designated in the table as TOC), Dr. Rosenthal has been granted options to purchase common stock of Thermo Electron and certain of its other subsidiaries as part of Thermo Electron's stock option program. Options have been granted during the last fiscal year to Dr. Rosenthal in the following Thermo Electron companies: Thermo Electron (designated in the table as TMO) and Thermo BioAnalysis Corporation (designated in the table as TBA). In addition, Mr. Lewis has been granted options to purchase common stock of Thermo Electron and certain of its subsidiaries other than the Company. These options are not reported here as they were granted as compensation for service to Thermo Electron companies in capacities other than in his capacity as Chief Executive Officer of the Company.

(2) Represents the amount of matching contributions made by the individual's employer on behalf of executive officers participating in the Thermo Electron 401(k) Plan or the Nicolet Retirement Savings Plan.

(3) Mr. Lewis is an Executive Vice President and Chief Operating Officer of Thermo Instrument as well as the President and Chief Executive Officer of the Company. Reported in the table under "Annual Compensation" and "All Other Compensation" are the total amounts paid to Mr. Lewis for his service in all capacities to Thermo Electron companies. The Human Resources Committee of the Board of Directors of the Company reviewed total annual compensation to be paid to Mr. Lewis from all sources within the Thermo Electron organization and approves the allocation of a percentage of annual compensation (salary and bonus) for the time he devotes to the affairs of the Company. For 1995, 85% of Mr. Lewis' annual compensation was allocated to the Company. In addition, Mr. Lewis has been granted options to purchase common stock of Thermo Electron and certain of its subsidiaries other than the Company from time to time by Thermo Electron or such other subsidiaries. These options are not reported here as they were granted as compensation for service to Thermo Electron companies in capacities other than in his capacity as Chief Executive Officer of the Company.

(4) Options to purchase shares of the common stock of Thermo Electron reflect a three-for-two stock split effected on June 5, 1996.


STOCK OPTIONS GRANTED DURING FISCAL 1995

     The following table sets forth information concerning individual grants of stock options made during fiscal 1995 to the Company's Chief Executive Officer and the other named executive officers. It has not been the Company's policy in the past to grant stock appreciation rights, and no rights were granted during fiscal 1995.


                          OPTION GRANTS IN FISCAL 1995



                                                     PERCENT OF                                    POTENTIAL REALIZED VALUE
                                   NUMBER OF           TOTAL                                      AT ASSUMED RATES OF STOCK
                                     SHARES           OPTIONS                                       PRICE APPRECIATION FOR
                                   UNDERLYING        GRANTED TO      EXERCISE                           OPTION TERM(2)
                                    OPTIONS         EMPLOYEES IN     PRICE PER     EXPIRATION     --------------------------
                                   GRANTED(1)           1995           SHARE          DATE            5%             10%
                                   ----------       ------------     ---------     ----------     ----------      ----------
Earl R. Lewis(3).................    225,000(TOC)       14.0%         $12.00         4/11/08      $2,148,750      $5,773,500

Dr. Robert J. Rosenthal..........    112,500(TOC)        7.0%         $12.00         4/11/08      $1,074,375      $2,886,750
                                       2,000(TBA)        2.6%(4)      $10.00         9/21/05      $   12,580      $   31,880
                                      15,000(TMO)        1.2%(4)      $30.27         9/22/07      $  361,300      $  970,800

Kristine A. Langdon..............     75,000(TOC)        4.7%         $12.00         4/11/08      $  716,250      $1,924,500

---------------

(1) All options to purchase shares of the Common Stock of the Company (designated in the table as TOC) were granted after the end of fiscal 1995 but are included in the table for clarity of presentation. Options to purchase shares of the common stock of Thermo BioAnalysis Corporation (designated in the table as TBA) and of Thermo Electron (designated in the table as TMO) were granted in 1995 to Dr. Rosenthal. The options to purchase shares of the Common Stock of the Company and the common stock of Thermo Electron are immediately exercisable, while the options to purchase shares of the common stock of Thermo BioAnalysis Corporation are not exercisable until December 17, 1996 (90 days after the effective date of the registration of the Company's Common Stock under Section 12 of the Securities Exchange Act of 1934). In all cases, the shares acquired upon exercise are subject to repurchase by the granting corporation at the exercise price if the optionee ceases to be employed by such corporation or another Thermo Electron company. The granting corporation may exercise its repurchase rights within six months after the termination of the optionee's employment. For publicly traded companies, the repurchase rights generally lapse ratably over a five to ten year period, depending on the option term which may vary from seven to twelve years, provided that the optionee continues to be employed by the granting corporation or another Thermo Electron company. For companies that are not publicly traded, the repurchase rights lapse in their entirety on the ninth anniversary of the grant date. The granting corporation may permit the holders of all such options to exercise options and satisfy tax withholding obligations by surrendering shares equal in fair market value to the exercise price or withholding obligation. Information with respect to options to purchase the common stock of Thermo Electron reflects three-for-two stock splits effected in May 1995 and June 1996.

(2) The amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10%, compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock, the optionholders' continued employment through the option period and the date on which the options are exercised.

(3) Mr. Lewis has been granted options to purchase shares of the common stock of Thermo Electron and its subsidiaries other than the Company. These options are not reported in the table as they were granted as compensation for service in capacities other than Mr. Lewis' capacity as President and Chief Executive Officer of the Company.

(4) These options (a) were granted under a stock option plan maintained by Thermo Electron and accordingly are reported as a percentage of total options granted to employees of Thermo Electron and its subsidiaries and (b) reflect a three-for-two stock split of the common stock of Thermo Electron effected on June 5, 1996.

  STOCK OPTIONS EXERCISED DURING FISCAL 1995 AND FISCAL YEAR-END OPTION VALUES

     The following table reports certain information regarding stock option exercises during fiscal 1995 and outstanding stock options held at the end of fiscal 1995 by the Company's chief executive and the other named executive officers. No stock appreciation rights were exercised or were outstanding during fiscal 1995.


                 AGGREGATED OPTION EXERCISES IN FISCAL 1995 AND
                       FISCAL 1995 YEAR-END OPTION VALUES


                                                                                                    VALUE OF
                                                                                                   UNEXERCISED
                                                                                 NUMBER OF        IN-THE-MONEY
                                                                                UNEXERCISED        OPTIONS AT
                                                                             OPTIONS AT FISCAL       FISCAL
                                                      SHARES                      YEAR-END          YEAR-END
                                                   ACQUIRED ON     VALUE       (EXERCISABLE/      (EXERCISABLE/
            NAME                    COMPANY          EXERCISE    REALIZED    UNEXERCISABLE)(1)    UNEXERCISABLE)
            ----                    -------        -----------   --------    -----------------    --------------
Earl R. Lewis(2)............. Thermo Optek            --           --             0/225,000          --/--    (5)
Dr. Robert J. Rosenthal(3)... Thermo Optek            --           --             0/112,500          --/--    (5)
                              Thermo Instrument       --           --              69,890/0         $707,242/0
                              Thermo BioAnalysis      --           --               0/2,000          --/--    (5)
                              Thermo Electron         --           --              30,750/0         $296,265/0
                              ThermoSpectra           --           --               2,500/0         $ 14,063/0
Kristine A. Langdon(4)....... Thermo Optek            --           --              0/75,000          --/--    (5)
                              ThermoSpectra           --           --                 400/0         $  2,250/0

---------------

(1) All options to purchase shares of the Common Stock of the Company were granted after the end of fiscal 1995 but are included in the table for clarity of presentation. All of the options reported outstanding at the end of the fiscal year were immediately exercisable, except for options to purchase shares of the Common Stock of the Company, which became exercisable on September 5, 1996 (90 days after the effective date of the Company's initial public offering of Common Stock), and options to purchase shares of the common stock of Thermo BioAnalysis, which are not exercisable until December 17, 1996 (90 days after the effective date of the registration of such company's common stock under Section 12 of the Securities Exchange Act). In all cases, the shares acquired upon exercise of the options reported in the table are subject to repurchase by the granting corporation at the exercise price if the optionee ceases to be employed by such corporation or another Thermo Electron company. The granting corporation may exercise its repurchase rights within six months after the termination of the optionee's employment. For companies whose shares are not publicly traded, the repurchase rights lapse in their entirety on the ninth anniversary of the grant date. For publicly traded companies, the repurchase rights generally lapse ratably over a five- to ten-year period, depending on the option term which may vary from seven to twelve years, provided that the optionee continues to be employed by the granting corporation or another Thermo Electron company. Information with respect to options to purchase the common stock of Thermo Electron reflects three-for-two stock splits effected in May 1995 and June 1996.

(2) Mr. Lewis has been granted options to purchase shares of the common stock of Thermo Electron and its subsidiaries other than the Company. Activity with regard to these options is not reported here as they were granted as compensation for service in capacities other than in Mr. Lewis' capacity as President and Chief Executive Officer of the Company.

(3) Options to purchase 15,750 shares of the common stock of Thermo Electron granted to Dr. Rosenthal are subject to the same terms as described in footnote (1), except that the repurchase rights of the granting corporation generally do not lapse until the tenth anniversary of the grant date. In the event of the optionee's death or involuntary termination prior to the tenth anniversary of the grant date, the repurchase rights of the granting corporation shall be deemed to have lapsed ratably over a five-year period commencing with the fifth anniversary of the grant date. Options to purchase shares of the common stock of Thermo Electron reflect a three-for-two stock split effected on June 5, 1996.

(4) Prior to April 1, 1994, when Ms. Langdon was named President of Thermo Vision, she was granted options to purchase shares of the common stock of Thermo Electron and its subsidiaries other than the Company. These options are not reported here as they were granted as compensation for service to other Thermo Electron companies other than in Ms. Langdon's capacity as a Vice President of the Company.

(5) No public market existed for the shares underlying these options as of December 30, 1995. Accordingly, no value in excess of exercise price has been attributed to these options.

STOCK HOLDINGS ASSISTANCE PLAN

     The Company has adopted a program under which it may make interest-free loans to certain key employees, including certain of the named executive officers, to enable such employees to purchase the Company's Common Stock in the open market. During 1996, Mr. Lewis received a loan in the principal amount of $194,030 under this program.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDER


     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of November 1, 1996 with respect to each person who was known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock.


NAME AND ADDRESS                                         AMOUNT AND NATURE
OF BENEFICIAL OWNER                                   OF BENEFICIAL OWNERSHIP    PERCENT OF CLASS
-------------------                                   -----------------------    ----------------
Thermo Instrument Systems Inc.(1)(2)................         45,000,000                  93%
     1275 Hammerwood Avenue
     Sunnyvale, California 94089

---------------

(1) The shares of the Common Stock beneficially owned by Thermo Instrument are held by Optek-Nicolet Holdings Inc., a wholly owned subsidiary of Thermo Instrument. Thermo Instrument is a majority-owned subsidiary of Thermo Electron and, therefore, Thermo Electron may be deemed to be a beneficial owner of the shares of Common Stock beneficially owned by Thermo Instrument. Thermo Electron disclaims beneficial ownership of these shares.

(2) In addition to the shares of Common Stock owned by Thermo Instrument, The Thermo Electron Companies Inc., a Wisconsin corporation and a wholly owned subsidiary of Thermo Electron ("TEC"), owns 141,500 shares of Common Stock. These shares are reported here in that Thermo Instrument and TEC may be deemed to be a "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. However, Thermo Instrument and TEC disclaim the existence of such group.


MANAGEMENT


     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of November 1, 1996 as well as information regarding the beneficial ownership of the Common Stock and the common stock of Thermo Instrument and Thermo Electron, as of November 1, 1996, with respect to
(i) each Director, (ii) each executive officer named in the summary compensation table above, and (iii) all Directors and current executive officers as a group.

     While certain Directors or executive officers of the Company are also directors and executive officers of Thermo Instrument or its subsidiaries other than the Company, all such persons disclaim beneficial ownership of the shares of Common Stock owned by Thermo Instrument.


                                         THERMO OPTEK    THERMO INSTRUMENT    THERMO ELECTRON
NAME(1)                                  CORPORATION(2)   SYSTEMS INC.(3)      CORPORATION(4)
-------                                  --------------  -----------------    ---------------
Earl R. Lewis..........................     247,000           128,578              132,222
Dr. Robert J. Rosenthal................     113,500            63,390               33,450
John N. Hatsopoulos....................     100,000            87,360              556,672
Kristine A. Langdon....................      75,500             7,130               16,464
Arvin H. Smith.........................      98,000           431,653              512,943
Dr. George N. Hatsopoulos..............     110,000           143,300            3,487,243
Stephen R. Levy........................      45,253                 0                    0
Robert A. McCabe.......................      48,000            32,678               47,515
All Directors and current executive
  officers as a group (9 persons)......     843,253           912,768            4,931,411

---------------

(1) Except as reflected in the footnotes to this table, shares of Common Stock and common stock of Thermo Instrument and Thermo Electron beneficially owned include shares owned by the indicated person and by that person for the benefit of minor children, and all share ownership involves sole voting and investment power.

(2) Shares of the Common Stock beneficially owned by each Director and executive officer and by all Directors and executive officers as a group exclude 45,000,000 shares beneficially owned by Thermo Instrument, as to which shares each Director and executive officer and all members of such group disclaim beneficial ownership. Shares of the Common Stock beneficially owned by Mr. Lewis, Dr. Rosenthal, Mr. J. Hatsopoulos,
     Ms. Langdon, Mr. Smith, Dr. G. Hatsopoulos, Mr. Levy and Mr. McCabe and all Directors and executive officers as a group include 225,000, 112,500, 90,000, 75,000, 90,000, 90,000, 45,000, 45,000 and 778,500 shares, respectively, that such person or group has the right to acquire within 60 days of November 1, 1996 through the exercise of stock options. Shares beneficially owned by Mr. Levy and all Directors and executive officers as a group each include 253 shares allocated through September 28, 1996 to Mr. Levy's account maintained under the Company's Deferred Compensation Plan for its Directors. Shares beneficially owned by Mr. Lewis include 4,500 shares held by Mr. Lewis' spouse and children. Shares beneficially owned by Ms. Langdon include 500 shares held by Ms. Langdon's children. No Director or executive officer beneficially owned more than 1% of the Common Stock outstanding as of such date, and all Directors and executive officers as a group beneficially owned 1.7% of the Common Stock outstanding as of such date.

(3) The shares of common stock of Thermo Instrument have been adjusted to reflect a three-for-two stock split effected on April 14, 1995 and a five-for-four stock split effected on December 29, 1995. Shares of the common stock of Thermo Instrument beneficially owned by Mr. Lewis, Dr. Rosenthal, Mr. J. Hatsopoulos, Ms. Langdon, Mr. Smith, Dr. G. Hatsopoulos, Mr. McCabe and all Directors and executive officers as a group include 112,500, 60,890, 75,000, 7,124, 234,375, 93,750, 10,995 and 609,634 shares, respectively, that such person or group has the right to acquire within 60 days of November 1, 1996, through the exercise of stock options. Shares beneficially owned by Mr. Lewis, Mr. J. Hatsopoulos, Ms. Langdon, Mr. Smith, Dr. G. Hatsopoulos and all Directors and executive officers as a group include 345, 515, 6, 516, 515, and 2,280 full shares, respectively, allocated through July 1, 1996 to their respective accounts maintained pursuant to Thermo Electron's employee stock ownership plan ("ESOP"). The trustees of the ESOP as of November 1, 1996, who have investment power over its assets, are Mr. John N. Hatsopoulos and Mr. Peter Pantazelos, executive officers of Thermo Electron. Shares beneficially owned by Dr. G. Hatsopoulos include 21,368 shares held by Dr. G. Hatsopoulos' spouse. Shares beneficially owned by Mr. Lewis include 2,390 shares held by Mr. Lewis' spouse. No Director or executive officer beneficially owned more than 1% of the common stock of Thermo Instrument outstanding as of November 1, 1996; all Directors and executive officers as a group beneficially owned less than 1.0% of such common stock outstanding as of such date.

(4) The shares of common stock of Thermo Electron have been adjusted to reflect three-for-two stock splits effected on May 25, 1995 and June 5, 1996. Shares of the common stock of Thermo Electron beneficially owned by Mr. Lewis, Dr. Rosenthal, Mr. J. Hatsopoulos, Ms. Langdon, Mr. Smith, Dr. G. Hatsopoulos, Mr. McCabe and all Directors and executive officers as a group include 126,937, 30,900, 429,685, 15,750, 222,411, 1,460,300, 9,375 and
     2,392,932 shares, respectively, that such person or group has the right to acquire within 60 days of November 1, 1996, through the exercise of stock options. Shares beneficially owned by Mr. McCabe and all Directors and executive officers as a group include 34,725 shares allocated through September 28, 1996 to Mr. McCabe's account maintained under Thermo Electron's deferred compensation plan for directors. Shares beneficially owned by Mr. Lewis, Mr. J. Hatsopoulos, Ms. Langdon, Mr. Smith, Dr. G. Hatsopoulos and all Directors and executive officers as a group include 925, 1,838, 243, 1,622, 2,222 and 8,078 full shares, respectively, allocated through July 1, 1996 to their respective accounts maintained pursuant to Thermo Electron's ESOP. The trustees of the ESOP as of November 1, 1996, who have investment power over its assets, are Mr. John N. Hatsopoulos and Mr. Peter Pantazelos, executive officers of Thermo Electron. Shares beneficially owned by Dr. G. Hatsopoulos include 89,601 shares held by Dr. Hatsopoulos' spouse, 168,750 shares held by a QTIP trust of which Dr. G. Hatsopoulos' spouse is a trustee and 39,937 shares held by a family trust of which Dr. G. Hatsopoulos' spouse is the trustee. Dr. G. Hatsopoulos beneficially owned approximately 2.3% of the common stock of Thermo Electron outstanding as of November 1, 1996; no other Director or executive officer beneficially owned more than 1% of such common stock as of such date. All Directors and executive officers as a group beneficially owned 3.3% of the common stock of Thermo Electron outstanding as of November 1, 1996.

                              SELLING SHAREHOLDERS

     The Selling Shareholders currently hold Debentures convertible into the Shares which are the subject of this Prospectus. It is unknown if, when or in what amounts a Selling Shareholder may offer Shares for sale and there can be no assurance that the Selling Shareholders will sell any or all of the Shares offered hereby.

     Because the Selling Shareholders may offer all or some of the Shares pursuant to the offering contemplated by this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares that will be held by the Selling Shareholders after completion of this offering, no estimate can be given as to the amount of the Shares that will be held by the Selling Shareholders after completion of this offering. To the best of the Company's knowledge, none of the Selling Shareholders currently owns any shares of Common Stock.

     Other than as a result of the ownership of the Debentures, to the best of the Company's knowledge, none of the Selling Shareholders, other than Thermo Electron and Mr. Robert McCabe, a Director of the Company, had any material relationship with the Company within the three year period ending on the date of this Prospectus.


     The names of the Selling Shareholders, the principal amount of Debentures held by each of them, and the number of Shares into which such Debentures are convertible are set forth below.


                                                                                   NUMBER OF SHARES
                                                             PRINCIPAL AMOUNT    INTO WHICH DEBENTURES
                           NAME                               OF DEBENTURES       ARE CONVERTIBLE(1)
                           ----                              ----------------    ---------------------
ABN Amro Bank..............................................     $   100,000                6,734
Agen & Co..................................................       1,700,000              114,478
Auer & Co..................................................         150,000               10,101
Bank Julius Baer & Co., Ltd................................       1,575,000              106,060
Bank Sarasin & Cie.........................................         500,000               33,670
Bank Von Ernst & Cie AG....................................          90,000                6,060
Banque de Luxembourg.......................................          70,000                4,713
Banque de Patrimoines Prives...............................         100,000                6,734
Banque Nationale de Paris (Suisse) SA......................         375,000               25,252
Baring (Guernsey) Limited..................................          94,000                6,329
BHF Securities Corporation.................................         300,000               20,202
Blondell Establishment Investment Research/Management Co.
  Ltd......................................................         200,000               13,468
Boyd & Co..................................................       1,600,000              107,744
Brown Brothers Harriman & Co...............................         100,000                6,734
Callaghan & Co.............................................          50,000                3,367
Cantrade Private Bank......................................         100,000                6,734
Cie de Gestion et de Banque Gonet SA.......................         125,000                8,417
Clariden Bank Zurich.......................................       1,900,000              127,946
Credit Suisse Zurich.......................................          75,000                5,050
Darier Hentsch Private Bank & Trust Ltd....................       8,005,000              539,057
Egger & Co.................................................       1,920,000              129,292
Gerlach & Co...............................................       1,200,000               80,808
GM Nominees (G) Ltd........................................           5,000                  336
Gorman and Co..............................................          55,000                3,703
Hare & Co..................................................         744,000               50,101
J. Romeo & Co..............................................         735,000               49,494
Kink & Co..................................................         100,000                6,734
Lehman Brothers Inc........................................       1,905,000              128,281
Loco & Co..................................................       1,455,000               97,979
Muico & Co.................................................          12,000                  808
Natwest Securities Corp....................................         500,000               33,670

                                                                                   NUMBER OF SHARES
                                                             PRINCIPAL AMOUNT    INTO WHICH DEBENTURES
                           NAME                               OF DEBENTURES       ARE CONVERTIBLE(1)
-----------------------------------------------------------  ----------------    ---------------------
Petronome Corp.............................................         250,000               16,835
Prudential Securities Incorporated.........................         100,000                6,734
Rush & Co..................................................       1,560,000              105,050
Salkeld & Co...............................................       1,425,000               95,958
Schweizerische Volksbank...................................          10,000                  673
Sigler & Co................................................       1,100,000               74,074
Swiss Volksbank Switzerland................................          40,000                2,693
T Finn & Co................................................         675,000               45,454
Verwaltungs und Privat Bank AG.............................         100,000                6,734
Zuercher Kantonal Bank Switzerland.........................         500,000               33,670
Akkad & Co.................................................       5,000,000              336,700
Alpine & Co................................................         250,000               16,835
Artistic Investments Ltd...................................          90,000                6,060
Banque San Paolo...........................................         500,000               33,670
Bob & Co...................................................         200,000               13,468
Booth & Co.................................................         530,000               35,690
Bost & Co..................................................       6,315,000              425,252
Bridgerope & Co............................................       1,540,000              103,703
Nominees Limited/Chelmsford Essex..........................         150,000               10,101
Catamaran & Co.............................................       1,065,000               71,717
Chase Manhattan Bank(2)....................................      10,000,000              673,400
Comar Inc..................................................         200,000               13,468
Darier Hentsch et Cie, Geneva..............................          15,000                1,010
Deckanchor and Co..........................................       2,000,000              134,680
Forbank & Co...............................................      11,550,000              777,776
Fuelship & Co..............................................         430,000               28,956
Gerlach & Co...............................................       1,740,000              117,171
Hare & Co..................................................      11,790,000              793,939
Heisen & Co................................................          50,000                3,367
J. Romeo & Co..............................................       1,190,000               80,134
Lehman Brothers Inc........................................       1,440,000               96,969
Robert A. McCabe...........................................         100,000                6,734
Muico & Co.................................................       3,160,000              212,794
Northman & Co..............................................         580,000               39,057
Pitt & Co..................................................         215,000               14,478
Rush & Co..................................................       1,050,000               70,707
Tamarack & Co..............................................       2,430,000              163,636
Tepe & Co..................................................         350,000               23,569
T Finn & Co................................................          60,000                4,040
Trussal and Co.............................................         420,000               28,282
Bost & Co..................................................          40,000                2,693
Comdisco Foundation........................................         100,000                6,734
William Pontikes 1995 Family Trust.........................         100,000                6,734
                                                               ------------            ---------
     Total.................................................    $ 96,250,000            6,481,481
                                                               ============            =========

---------------

(1) Shares amounts set forth in the table do not include fractional amounts which will be cashed out at the time of any conversion of Debentures into Shares.

(2) These Debentures are beneficially owned by Thermo Electron.

                                 SALE OF SHARES

     The Company will not receive any of the proceeds from this offering. The Shares offered hereby may be sold from time to time by or for the account of any of the Selling Shareholders or by their pledgees, donees, distributees or transferees or other successors in interest to the Selling Shareholders. The Shares may be sold hereunder directly to purchasers by the Selling Shareholders in negotiated transactions; by or through brokers or dealers in ordinary brokerage transactions or transactions in which the broker solicits purchasers; block trades in which the broker or dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal; transactions in which a broker or dealer purchases as principal for resale for its own account; or through underwriters or agents. The Shares may be sold at a fixed offering price, which may be changed, at the prevailing market price at the time of sale, at prices related to such prevailing market price or at negotiated prices. Any brokers, dealers, underwriters or agents may arrange for others to participate in any such transaction and may receive compensation in the form of discounts, commissions or concessions from the Selling Shareholders and/or the purchasers of the Shares. Each Selling Shareholder will be responsible for payment of any and all commissions to brokers.

     The aggregate proceeds to any Selling Shareholder from the sale of the Shares offered by a Selling Shareholder hereby will be the purchase price of such Shares less any broker's commissions.

     In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdiction only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Any Selling Shareholder and any broker-dealer, agent or underwriter that participates with the Selling Shareholder in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

                          DESCRIPTION OF CAPITAL STOCK

     As of November 1, 1996, the Company had 100,000,000 shares of Common Stock authorized for issuance, of which 48,450,000 are issued and outstanding. Each share of Common Stock is entitled to pro rata participation in distributions upon liquidation and to one vote on all matters submitted to a vote of stockholders. Dividends may be paid to the holders of Common Stock when and if declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock have no preemptive or similar rights. The outstanding shares of Common Stock are, and the shares offered hereby when issued will be, legally issued, fully paid and nonassessable.

     The shares of Common Stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting can elect all the Directors if they so choose, and in such event, the holders of the remaining shares cannot elect any Directors. Thermo Instrument beneficially owns 45,000,000 shares of Common Stock, which represents approximately 93% of the outstanding Common Stock, and has the power to elect all of the members of the Company's Board of Directors.

     The Company's Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of Directors. The provisions eliminate a Director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts or omissions, which involve intentional misconduct or a knowing violation of law. The Company's Certificate of Incorporation also contains provisions to indemnify the Directors and officers of the Company to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as Directors and officers.

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     There are currently 48,450,000 shares of Common Stock of the Company outstanding, of which 3,450,000 are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by affiliates of the Company as that term is defined in Rule 144 under the Securities Act.

     The remaining 45,000,000 shares are beneficially owned by Thermo Instrument. In connection with the Company's initial public offering which was completed on June 12, 1996, Thermo Instrument has agreed that it will not offer, sell or grant any option to purchase or otherwise dispose of any shares of the Common Stock (except for the grant of options and the sale of shares of Common Stock pursuant to existing stock-based compensation plans) before December 4, 1996, without the prior consent of the underwriters of such offering. Upon expiration of this lock-up agreement, Thermo Instrument may sell its shares of Common Stock in an offering registered under the Securities Act or pursuant to an exemption from such registration. So long as Thermo Instrument is able to elect a majority of the Board of Directors it will be able to cause the Company at any time to register under the Securities Act all or a portion of the Common Stock owned by Thermo Instrument or its affiliates, in which case it would be able to sell such shares without restriction upon effectiveness of the registration statement.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least two years is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date of the notice filed pursuant to Rule 144. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information about the Company. In addition, a person who is deemed an "affiliate" of the Company must comply with Rule 144 in any sale of shares of Common Stock not covered by a registration statement (except, in the case of registered shares acquired by the affiliate on the open market, for the holding period requirement). A person (or person whose shares are aggregated) who is not deemed an "affiliate" of the Company and who has beneficially owned restricted shares for at least three years is entitled to sell such shares under Rule 144(k) without regard to the volume, notice and other limitations of Rule 144. In meeting the two and three year holding periods described above, a holder of restricted shares can include the holding periods of a prior owner who was not an affiliate.

     As of November 1, 1996, the Company had options outstanding to purchase up to 2,358,450 shares of Common Stock to its employees and Directors at a weighted average exercise price of $12.07 per share. Such options are currently exercisable, subject to repurchase at the exercise price if the optionee ceases to be employed by the Company. As of November 1, 1996, the repurchase right had not lapsed with respect to any shares issuable upon exercise of outstanding options. In addition, the Company has reserved 566,550 shares for future grant under its existing stock-based compensation plans. The Company has filed registration statements under the Securities Act to register all shares of Common Stock issuable under such plans.

     As of November 1, 1996, the Company had outstanding $96,250,000 in aggregate principal amount of 5% Convertible Subordinated Debentures due 2000 (the "Debentures"). Of such amount, $10,000,000 in aggregate principal amount of Debentures is held by Thermo Electron. The Debentures will be convertible at any time after the later of (a) December 9, 1996 (180 days after the closing of the sale of shares of Common Stock in the Company's initial public offering) or (b) the effectiveness of the Registration Statement of which this Prospectus forms a part. The Debentures will be convertible into the shares of Common Stock being registered hereby. Shares issuable upon conversion of the Debentures will be eligible for sale in the public market after the effectiveness of such Registration Statement.

                                 LEGAL OPINIONS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Seth H. Hoogasian, Esq., General Counsel of Thermo Electron, Thermo Instrument and the Company. Mr. Hoogasian is a full-time employee of Thermo Electron and owns or has the right to acquire 6,000 shares of Common Stock, 16,737 shares of common stock of Thermo Instrument and 118,177 shares of common stock of Thermo Electron.

                                    EXPERTS

     The financial statements of the Company included in this Prospectus and the financial statement schedule included in the Registration Statement of which this Prospectus forms a part have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods as indicated in this report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained upon payment of the fees prescribed by the Commission from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the commission at 450 Fifth Street, N.W., Washington, D.C. at prescribed rates. The Commission also maintains a Web site at (http:/www.sec.gov). The Common Stock of the Company is listed on the American Stock Exchange, and the reports, proxy statements and other information filed by the Company with the Commission can be inspected at the office of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

                         INDEX TO FINANCIAL STATEMENTS

THERMO OPTEK CORPORATION

     Report of Independent Public Accountants..........................................  F-2

     Consolidated Statement of Income for the years ended January 1, 1994, December 31,
      1994 and December 30, 1995 and for the nine months ended September 30, 1995 and
      September 28, 1996...............................................................  F-3

     Consolidated Balance Sheet as of December 31, 1994, December 30, 1995 and
      September 28, 1996...............................................................  F-4

     Consolidated Statement of Cash Flows for the years ended January 1, 1994, December
      31, 1994 and December 30, 1995 and for the nine months ended September 30, 1995 and September 28, 1996...........................................................  F-5

     Consolidated Statement of Shareholders' Investment for the years ended January 1,
      1994, December 31, 1994 and December 30, 1995 and for the nine months ended
      September 28, 1996...............................................................  F-6

     Notes to Consolidated Financial Statements........................................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Thermo Optek Corporation:

     We have audited the accompanying consolidated balance sheets of Thermo Optek Corporation (a Delaware corporation and 93%-owned subsidiary of Thermo Instrument Systems Inc.) and subsidiaries as of December 31, 1994 and December 30, 1995, and the related consolidated statements of income, cash flows and shareholder's investment for each of the three years in the period ended December 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Optek Corporation and subsidiaries as of December 31, 1994 and December 30, 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts
April 12, 1996 (except with respect to
certain matters discussed in Note 11, as to which the date is November 4, 1996)

                            THERMO OPTEK CORPORATION


                        CONSOLIDATED STATEMENT OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                 NINE MONTHS ENDED
                                                                           -----------------------------
                                                                           SEPTEMBER 30,   SEPTEMBER 28,
                                        1993         1994         1995         1995            1996
                                      --------     --------     --------   -------------   -------------
                                                                                    (UNAUDITED)
Revenues (Note 10)..................  $161,006     $165,398     $212,152      $148,574        $253,682
                                      --------     --------     --------      --------        --------
Costs and Operating Expenses:
  Cost of revenues..................    76,632       82,124      108,590        72,677         134,987
  Selling, general and
     administrative expenses
     (Note 8).......................    45,778       46,532       62,109        43,822          73,175
  Research and development
     expenses.......................    10,593       10,496       13,018         9,892          16,644
                                      --------     --------     --------      --------        --------
                                       133,003      139,152      183,717       126,391         224,806
                                      --------     --------     --------      --------        --------
Operating Income....................    28,003       26,246       28,435        22,183          28,876
Interest Income.....................        58           89        1,514            72           4,255
Interest Expense....................    (2,249)      (1,672)      (2,450)         (982)         (4,974)
                                      --------     --------     --------      --------        --------
Income Before Provision for Income
  Taxes.............................    25,812       24,663       27,499        21,273          28,157
Provision for Income Taxes
  (Note 6)..........................    10,440       10,240       11,490         8,828          12,011
                                      --------     --------     --------      --------        --------
Net Income..........................  $ 15,372     $ 14,423     $ 16,009      $ 12,445        $ 16,146
                                      ========     ========     ========      ========        ========
Earnings per Share..................  $    .34     $    .32     $    .35      $    .28        $    .35
                                      ========     ========     ========      ========        ========
Weighted Average Shares.............    45,157       45,157       45,157        45,157          46,442
                                      ========     ========     ========      ========        ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            THERMO OPTEK CORPORATION

                           CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                                                            SEPTEMBER 28,
                                                                      1994         1995         1996
                                                                    --------     --------   -------------
                                                                                             (UNAUDITED)
                                                      ASSETS
Current Assets:
  Cash and cash equivalents.......................................  $  3,258     $116,890      $114,166
  Accounts receivable, less allowances of $2,783, $5,669 and
     $5,781.......................................................    40,363       62,250        72,716
  Unbilled contract costs and fees................................     1,519        1,130         2,101
  Inventories.....................................................    34,914       42,986        60,794
  Prepaid expenses................................................     2,625        4,221         6,089
  Prepaid income taxes (Note 6)...................................     9,178       11,955        12,012
  Due from Thermo Instrument and affiliated companies.............        --           --         9,029
                                                                    --------     --------      --------
                                                                      91,857      239,432       276,907
                                                                    --------     --------      --------
Property, Plant and Equipment, at Cost, Net.......................    38,252       42,001        53,018
                                                                    --------     --------      --------
Patents and Other Assets..........................................    10,233       11,400        10,532
                                                                    --------     --------      --------
Cost in Excess of Net Assets of Acquired Companies (Notes 2
  and 6)..........................................................    90,264      140,049       196,999
                                                                    --------     --------      --------
                                                                    $230,606     $432,882      $537,456
                                                                    ========     ========      ========

                                     LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
  Notes payable and current maturities of long-term obligations
     (Note 9).....................................................  $ 17,739     $ 18,041      $ 27,820
  Accounts payable................................................    10,868       19,657        21,569
  Accrued payroll and employee benefits...........................     5,457        7,551         9,754
  Accrued commissions.............................................     1,951        5,301         6,332
  Accrued income taxes............................................     1,801        5,401         6,419
  Accrued installation and warranty expenses......................     2,516        4,194        11,172
  Deferred revenue................................................     4,441        8,858        11,164
  Other accrued expenses..........................................     9,806       25,833        31,708
  Due to Thermo Electron Corporation and affiliated companies.....     3,849           55        55,197
                                                                    --------     --------      --------
                                                                      58,428       94,891       181,135
                                                                    --------     --------      --------
Deferred Income Taxes (Note 6)....................................    12,353       12,293        14,765
                                                                    --------     --------      --------
Other Deferred Items..............................................     2,613        3,631         3,369
                                                                    --------     --------      --------
Long-term Obligations (Note 9)....................................     1,037      101,079        96,819
                                                                    --------     --------      --------
Commitments and Contingency (Note 7)
Shareholders' Investment (Notes 3 and 4):
  Net parent company investment...................................   155,661           --            --
  Common stock, $.01 par value, 100,000,000 shares authorized;
     45,000,000 and 48,450,000 shares issued and outstanding......        --          450           485
  Capital in excess of par value..................................        --      215,342       221,686
  Retained earnings...............................................        --        5,262        21,408
  Cumulative translation adjustment...............................       514          (66)       (2,211)
                                                                    --------     --------      --------
                                                                     156,175      220,988       241,368
                                                                    --------     --------      --------
                                                                    $230,606     $432,882      $537,456
                                                                    ========     ========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            THERMO OPTEK CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                               NINE MONTHS ENDED
                                                                                        ------------------------------
                                                                                        SEPTEMBER 30,    SEPTEMBER 28,
                                                       1993        1994        1995          1995             1996
                                                     --------    --------    --------   --------------   -------------
                                                                                                  (UNAUDITED)
OPERATING ACTIVITIES:
  Net income.......................................  $ 15,372    $ 14,423    $ 16,009      $ 12,445         $ 16,146
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation.................................     3,929       3,693       3,962         2,970            4,545
      Amortization.................................     2,365       2,294       2,760         2,008            3,856
      Provision for losses on accounts
         receivable................................       833         521         378           552            1,483
      Other noncash expenses.......................       994       1,201       1,231           841            1,372
      Increase (decrease) in deferred income
         taxes.....................................     3,932         (93)       (290)          552             (174)
      Changes in current accounts, excluding the
         effects of acquisitions:
           Accounts receivable.....................    (2,992)     (1,828)     (5,856)       (4,066)           5,721
           Inventories and unbilled contract costs
             and fees..............................     4,519         (35)      3,158        (1,094)             931
           Other current assets....................      (273)      2,795        (876)          927             (683)
           Accounts payable........................    (6,149)      3,990        (896)       (1,839)         (10,175)
           Other current liabilities...............    (6,216)     (7,184)      2,825        (6,083)          (2,859)
      Other........................................        38          26         383            --              792
                                                     --------    --------    --------      --------         --------
           Net cash provided by operating
             activities............................    16,352      19,803      22,788         7,213           20,955
                                                     --------    --------    --------      --------         --------
INVESTING ACTIVITIES:
  Acquisitions, net of cash acquired (Note 2)......    (2,925)         --     (12,593)      (12,593)         (15,527)
  Cash payment to parent company for acquisition of
    Mattson and Unicam (Note 2)....................        --          --          --            --          (36,558)
  Purchases of property, plant and equipment.......    (1,565)     (1,804)     (2,681)       (1,860)          (4,133)
  Other............................................      (434)     (1,049)      1,028          (127)             (66)
                                                     --------    --------    --------      --------         --------
           Net cash used in investing activities...    (4,924)     (2,853)    (14,246)      (14,580)         (56,284)
                                                     --------    --------    --------      --------         --------
FINANCING ACTIVITIES:
  Net proceeds from issuance of subordinated
    convertible debentures (Note 9)................        --          --      93,895            --               --
  Net proceeds from issuance of Company common
    stock (Note 11)................................        --          --          --            --           42,938
  Increase (decrease) in short-term obligations....     6,696      (1,968)       (475)          519           (5,817)
  Repayment of long-term obligations...............    (1,606)     (7,278)       (618)         (412)          (4,166)
  Transfer from parent company to fund acquisition
    of Baird.......................................        --          --      12,926        12,926               --
  Net transfer (to) from parent company............   (18,479)     (9,054)       (100)        1,099               --
                                                     --------    --------    --------      --------         --------
           Net cash provided by (used in) financing
             activities............................   (13,389)    (18,300)    105,628        14,132           32,955
                                                     --------    --------    --------      --------         --------
Exchange Rate Effect on Cash.......................       362         160        (538)          149             (350)
                                                     --------    --------    --------      --------         --------
Increase (Decrease) in Cash and Cash Equivalents...    (1,599)     (1,190)    113,632         6,914           (2,724)
Cash and Cash Equivalents at Beginning of Period...     6,047       4,448       3,258         3,258          116,890
                                                     --------    --------    --------      --------         --------
Cash and Cash Equivalents at End of Period.........  $  4,448    $  3,258    $116,890      $ 10,172         $114,166
                                                     ========    ========    ========      ========         ========
NONCASH ACTIVITIES:
  Transfer of acquired businesses from parent
    company........................................  $     --    $  3,401    $ 36,558      $     --         $     --
                                                     ========    ========    ========      ========         ========
  Fair value of assets of acquired companies.......  $  7,311    $     --    $ 20,901      $ 20,901         $131,470
  Due to parent company for acquisition
    (Note 11)......................................        --          --          --            --          (55,197)
  Cash paid for acquired companies.................    (2,937)         --     (12,926)      (12,926)         (16,869)
                                                     --------    --------    --------      --------         --------
    Liabilities assumed of acquired companies......  $  4,374    $     --    $  7,975      $  7,975         $ 59,404
                                                     ========    ========    ========      ========         ========
CASH PAID FOR:
  Interest.........................................  $  2,007    $  1,676    $  1,285
                                                     ========    ========    ========
  Income taxes.....................................  $     50    $    335    $    187
                                                     ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            THERMO OPTEK CORPORATION

               CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT
                                 (IN THOUSANDS)


                                                     COMMON
                                     NET PARENT      STOCK,     CAPITAL IN                 CUMULATIVE
                                      COMPANY       $.01 PAR    EXCESS OF      RETAINED    TRANSLATION
                                     INVESTMENT      VALUE      PAR VALUE      EARNINGS    ADJUSTMENT
                                     ----------     --------    ----------     --------    ----------
BALANCE JANUARY 2, 1993............   $ 149,998       $ --       $     --      $    --       $  (694)
Net income.........................      15,372         --             --           --            --
Net transfer to parent company.....     (18,479)        --             --           --            --
Translation adjustment.............          --         --             --           --           721
                                      ---------       ----       --------      -------       -------
BALANCE JANUARY 1, 1994............     146,891         --             --           --            27
Net income.........................      14,423         --             --           --            --
Transfer of acquired business from
  parent company...................       3,401         --             --           --            --
Net transfer to parent company.....      (9,054)        --             --           --            --
Translation adjustment.............          --         --             --           --           487
                                      ---------       ----       --------      -------       -------
BALANCE DECEMBER 31, 1994..........     155,661         --             --           --           514
Net income prior to capitalization
  of Company.......................      10,747         --             --           --            --
Transfer from parent company to
  fund acquisition of Baird........      12,926         --             --           --            --
Net transfer to parent company.....        (100)        --             --           --            --
Capitalization of Company..........    (179,234)       300        178,934           --            --
Net income after capitalization of
  Company..........................          --         --             --        5,262            --
Transfer of acquired businesses
  from parent company..............          --         --         36,558           --            --
Effect of three-for-two stock
  split............................          --        150           (150)          --            --
Translation adjustment.............          --         --             --           --          (580)
                                      ---------       ----       --------      -------       -------
BALANCE DECEMBER 30, 1995..........          --        450        215,342        5,262           (66)
                                                              (UNAUDITED)
Net income.........................          --         --             --       16,146            --
Net proceeds from initial public
  offering of Company common stock
  (Note 11)........................          --         35         42,902           --            --
Payment to parent company for
  acquired businesses..............          --         --        (36,558)          --            --
Translation adjustment.............          --         --             --           --        (2,145)
                                      ---------       ----       --------      -------       -------
BALANCE SEPTEMBER 28, 1996.........   $      --       $485       $221,686      $21,408       $(2,211)
                                      =========       ====       ========      =======       =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            THERMO OPTEK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations

     Thermo Optek Corporation (the "Company") develops, manufactures and markets analytical instruments that utilize a range of optical spectroscopy techniques. The Company's products are used by its customers for productivity enhancement, research and development, quality control and testing applications in the environmental testing, chemical, metallurgical, food and beverage, pharmaceutical and petroleum industries; and by forensic laboratories, research organizations and educational institutions.

  Relationship with Thermo Instrument Systems Inc. and Thermo Electron
Corporation

     The Company was incorporated in August 1995 as a wholly owned subsidiary of Thermo Instrument Systems Inc. ("Thermo Instrument"). After the formation of the Company, Thermo Instrument transferred to the Company all of the assets, liabilities and businesses of Nicolet Instrument Corporation ("Nicolet") and Thermo Jarrell Ash Corporation ("TJA") in exchange for 45,000,000 shares of the Company's common stock. As of December 30, 1995, Thermo Instrument was an 86%-owned subsidiary of Thermo Electron Corporation ("Thermo Electron").

     The accompanying financial statements include the assets, liabilities, income and expenses of the Company as included in Thermo Instrument's consolidated financial statements. The accompanying financial statements do not include Thermo Instrument's general corporate debt, which is used to finance operations of all of its respective business segments, or an allocation of Thermo Instrument's interest expense. The Company has had positive cash flows from operations since 1993.

  Principles of Consolidation

     The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

  Fiscal Year

     The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1993, 1994 and 1995 are for the fiscal years ended January 1, 1994, December 31, 1994 and December 30, 1995, respectively.

  Revenue Recognition

     The Company recognizes revenues upon shipment of its products and recognizes service contract revenues ratably over the term of the contract. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Deferred revenue in the accompanying balance sheets consists primarily of unearned revenue on service contracts. Substantially all of the deferred revenue included in the accompanying 1995 balance sheet will be recognized within one year.

  Income Taxes

     The Company and Thermo Instrument have a tax allocation agreement under which both the Company and Thermo Instrument are included in Thermo Electron's consolidated federal and certain state income tax returns. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. If Thermo Instrument's equity ownership of the Company were to drop below 80%, the Company would be required to file its own income tax returns.

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

                            THERMO OPTEK CORPORATION

  Earnings per Share

     Pursuant to Securities and Exchange Commission requirements, earnings per share have been presented for all periods. Weighted average shares for such periods include the 45,000,000 shares issued to Thermo Instrument in connection with the initial capitalization of the Company and the effect of the assumed exercise of stock options issued within one year prior to the Company's initial public offering. Fully diluted earnings per share have not been presented because the assumed conversion of the Company's subordinated convertible debentures would be antidilutive.

  Cash and Cash Equivalents

     Prior to its incorporation, the cash receipts and disbursements of the Company's domestic operations were combined with other Thermo Instrument corporate cash transactions and balances. Therefore, cash of the Company's domestic operations is not included in the accompanying 1994 balance sheet.

     As of December 30, 1995, $106,055,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government agency securities, corporate notes, commercial paper, money market funds and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. As of December 30, 1995, the Company's cash equivalents also include investments in commercial paper and short-term certificates of deposit of the Company's foreign operations, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

  Inventories


     Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or market value and include materials, labor and manufacturing overhead. The components of inventories are as follows:


                                                                        1994        1995
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Raw materials and supplies.......................................  $23,758     $29,523
    Work in process..................................................    3,919       4,632
    Finished goods...................................................    7,237       8,831
                                                                       -------     -------
                                                                       $34,914     $42,986
                                                                       =======     =======

  Property, Plant and Equipment


     The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 16 to 40 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant and equipment consist of the following:


                                                                        1994        1995
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Land.............................................................  $ 5,175     $ 5,051
    Buildings........................................................   25,203      25,404
    Machinery, equipment and leasehold improvements..................   21,486      28,191
                                                                       -------     -------
                                                                        51,864      58,646
    Less: Accumulated depreciation and amortization..................   13,612      16,645
                                                                       -------     -------
                                                                       $38,252     $42,001
                                                                       =======     =======

                            THERMO OPTEK CORPORATION

  Patents and Other Assets

     Patents and other assets in the accompanying balance sheets include the costs of acquired patents that are amortized using the straight-line method over their estimated useful lives, which range from 12 to 13 years. These assets were $9,721,000 and $8,592,000, net of accumulated amortization of $3,704,000 and $4,833,000, at year-end 1994 and 1995, respectively. Patents and other assets in the accompanying balance sheets also include deferred debt costs of $2,254,000, net of accumulated amortization of $102,000, at year-end 1995. Deferred debt costs are being amortized through the maturity of the related debt, which occurs in 2000.

  Cost in Excess of Net Assets of Acquired Companies

     The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $6,173,000 and $8,932,000 at year-end 1994 and 1995, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset.

  Environmental Liabilities

     The Company accrues for costs associated with the remediation of environmental pollution when it is probable that a liability has been incurred and the Company's proportionate share of the amount can be reasonably estimated. Any recorded liabilities have not been discounted.

  Foreign Currency

     All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholder's investment titled "Cumulative translation adjustment." Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

  Fair Value of Financial Instruments

     The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, notes payable and current maturities of long-term obligations, accounts payable, due to parent company and long-term obligations. The carrying amounts of the Company's cash and cash equivalents, accounts receivable, notes payable and current maturities of long-term obligations, accounts payable and due to parent company approximate fair value due to their short-term nature. See Note 9 for fair value information pertaining to the Company's long-term obligations.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                            THERMO OPTEK CORPORATION

  Stock Split

     On April 11, 1996, the Company declared a three-for-two stock split in the form of a 50% stock dividend distributed to the shareholder of record as of April 11, 1996. All share and per share information has been restated to reflect the stock split.

  Interim Financial Statements

     The financial statements as of September 28, 1996 and for the nine-month periods ended September 30, 1995 and September 28, 1996 are unaudited but, in the opinion of management, reflect all adjustments of a normal, recurring nature necessary for a fair presentation of results for these interim periods. The results of operations for the nine-month period ended September 28, 1996 are not necessarily indicative of the results to be expected for the entire year.

2.  ACQUISITIONS

     On January 1, 1995, TJA acquired the Analytical Instruments Division of Baird Corporation ("Baird"), a wholly owned subsidiary of IMO Industries Inc., for $12.9 million in cash. Baird is a manufacturer of arc/spark and other spectrometers. The acquisition of Baird has been accounted for using the purchase method of accounting, and its results of operations have been included in the accompanying financial statements from the date of acquisition.

     On December 1, 1995, Thermo Instrument acquired the assets of the analytical instruments division of Analytical Technology, Inc. ("ATI"). On April 11, 1996, the Company acquired the Mattson Instruments ("Mattson") and Unicam divisions of ATI from Thermo Instrument for $36.6 million in cash. Mattson is a manufacturer of Fourier transform infrared ("FT-IR") spectroscopy instruments and Unicam is a manufacturer of atomic absorption and ultraviolet/visible spectroscopy instruments. Because, as of December 30, 1995, the Company, Mattson and Unicam were deemed for accounting purposes to be under control of their common owner, Thermo Instrument, the accompanying 1995 historical financial information includes the results of operations of Mattson and Unicam from December 1, 1995, the date these businesses were acquired by Thermo Instrument. Because the Company had not disbursed the funds in connection with the acquisitions of Mattson and Unicam as of December 30, 1995, the transfer of these businesses has been reflected as a contribution of capital in excess of par value as of December 1, 1995. The $36.6 million payment from the Company to Thermo Instrument was accounted for as a reduction of capital in excess of par value as of April 11, 1996.

     The cost of the acquisitions of Baird, Mattson and Unicam exceeded the estimated fair value of the acquired net assets by $53.8 million, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for Mattson and Unicam, is subject to adjustment upon finalization of the purchase price allocation. To date, no information has been gathered that would cause the Company to believe that the final allocation of the purchase price will be materially different than the preliminary estimate.

     Based on unaudited data, the following table presents selected financial information for the Company, Baird, Mattson and Unicam on a pro forma basis, assuming the companies had been combined since the beginning of 1994.

                                                                       1994         1995
                                                                     --------     --------
                                                                     (IN THOUSANDS, EXCEPT
                                                                      PER SHARE AMOUNTS)
    Revenues.......................................................  $263,892     $269,954
    Net income.....................................................     6,620       11,877
    Earnings per share.............................................       .15          .26

     The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions of Baird, Mattson and Unicam been made at the beginning of 1994.

                            THERMO OPTEK CORPORATION

     In connection with the acquisitions of Mattson and Unicam, the Company established reserves totaling $11.6 million for estimated severance, excess facilities and other exit costs associated with the acquisitions, none of which was expended during 1995. The Company expects to substantially complete its review and restructuring of Mattson's and Unicam's operations over the one-year period following the acquisitions. Any changes in estimates of these costs will be recorded as adjustments to cost in excess of net assets of acquired companies. These reserves are included in other accrued expenses in the accompanying 1995 balance sheet.

3.  STOCK-BASED COMPENSATION PLANS

     In November 1995, the Company adopted a stock-based compensation plan for its key employees, directors, and others, which permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the "Board Committee"), including restricted stock, stock options, stock bonus shares or performance-based shares. To date, only nonqualified stock options have been awarded under this plan. The option recipients and the terms of options granted under this plan are determined by the Board Committee. Options granted to date generally vest and become immediately exercisable on the ninth anniversary of the grant date, unless the Company's common stock becomes publicly traded prior to such date. In such an event, options become exercisable 90 days after the Company becomes subject to the Securities Exchange Act of 1934, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally are deemed to have lapsed ratably over periods ranging from five to ten years after the first anniversary of the grant date, depending on the term of the option, which generally ranges from ten to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. As of April 11, 1996, options to purchase 2,355,600 shares of the Company's common stock exercisable at $12.00 per share were outstanding under this plan. As of April 11, 1996, no options have been exercised and no options are exercisable under the stock-based compensation plan described above. The Company also has a directors' stock option plan, adopted in November 1995, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options granted under this plan will have the same general terms as options granted to date under the stock-based compensation plan described above, except that the restrictions and repurchase rights generally are deemed to have lapsed ratably over a four-year period and the option term is five years. As of April 11, 1996, no options to purchase shares of the Company's common stock have been granted under this plan. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron or its majority-owned subsidiaries.

     No accounting recognition is given to options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

4.  COMMON STOCK

     At December 30, 1995, the Company had reserved 9,481,481 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's subordinated convertible debentures.

5.  EMPLOYEE BENEFIT PLANS

  Employee Stock Purchase Plan

     Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase plan sponsored by Thermo Instrument. Prior to the November 1995 plan year, shares of Thermo Instrument's and Thermo Electron's common stock could be purchased at the end of a 12-month plan year at 85% of the fair market value at the beginning of the plan year, and the shares purchased were subject to a one-year resale restriction. Effective November 1, 1995, the applicable shares of common stock may be

                            THERMO OPTEK CORPORATION
purchased at 95% of the fair market value at the beginning of the plan year, and the shares purchased are subject to a six-month resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

  401(k) Savings Plans

     Substantially all of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's or Nicolet's 401(k) savings plans and, prior to 1995, in Thermo Electron's employee stock ownership plan ("ESOP"). Contributions to the 401(k) savings plans are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $967,000, $1,005,000 and $1,106,000 in 1993, 1994 and 1995, respectively. Effective December 31, 1994, the ESOP was split into two plans: ESOP I, covering employees of Thermo Electron's corporate office and its wholly owned subsidiaries and ESOP II, covering employees of Thermo Electron's majority-owned subsidiaries. Also, effective December 31, 1994, the ESOP II plan was terminated and as a result, the Company's employees are no longer eligible to participate in an ESOP.

6.  INCOME TAXES

     The components of income before provision for income taxes are as follows:

                                                             1993        1994        1995
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Domestic..............................................  $22,492     $22,877     $23,205
    Foreign...............................................    3,320       1,786       4,294
                                                            -------     -------     -------
                                                            $25,812     $24,663     $27,499
                                                            =======     =======     =======

     The components of the provision for income taxes are as follows:

                                                             1993        1994        1995
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Currently payable:
      Federal.............................................  $ 3,281     $ 5,687     $ 8,227
      State...............................................      788       1,412       1,658
      Foreign.............................................    1,558         997       1,975
                                                            -------     -------     -------
                                                              5,627       8,096      11,860
                                                            -------     -------     -------
    Net deferred (prepaid):
      Federal.............................................    4,033       1,898        (435)
      State...............................................    1,042         474         (92)
      Foreign.............................................     (262)       (228)        157
                                                            -------     -------     -------
                                                              4,813       2,144        (370)
                                                            -------     -------     -------
                                                            $10,440     $10,240     $11,490
                                                            =======     =======     =======

     The provision for income taxes that is currently payable does not reflect $1,000,000 of tax benefits used to reduce cost in excess of net assets of acquired companies in 1995.

                            THERMO OPTEK CORPORATION

     The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes due to the following:

                                                             1993        1994        1995
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Provision for income taxes at statutory rate..........  $ 9,034     $ 8,632     $ 9,625
    Increases (decreases) resulting from:
      State income taxes, net of federal benefit..........    1,190       1,226       1,018
      Net foreign losses not benefited and tax rate
         differential.....................................      134         144         629
      Tax benefit of foreign sales corporation............     (385)       (642)       (659)
      Amortization of cost in excess of net assets of
         acquired companies...............................      825         767         894
      Other, net..........................................     (358)        113         (17)
                                                            -------     -------     -------
                                                            $10,440     $10,240     $11,490
                                                            =======     =======     =======

     Prepaid income taxes and deferred income taxes in the accompanying balance sheets consist of the following:

                                                                        1994        1995
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Prepaid income taxes:
      Reserves and accruals..........................................  $ 3,533     $ 3,378
      Inventory basis difference.....................................    4,384       3,592
      Accrued compensation...........................................      532       1,010
      Foreign net operating loss carryforwards.......................       --      11,220
      Other, net.....................................................      729       3,975
                                                                       -------     -------
                                                                         9,178      23,175
      Less: Valuation allowance......................................       --      11,220
                                                                       -------     -------
                                                                       $ 9,178     $11,955
                                                                       =======     =======
    Deferred income taxes:
      Depreciation...................................................  $ 8,419     $ 8,427
      Intangible assets..............................................    3,244       3,019
      Other, net.....................................................      690         847
                                                                       -------     -------
                                                                       $12,353     $12,293
                                                                       =======     =======

     As of November 30, 1995, Unicam had net operating loss carryforwards in the U.K. of $34,000,000 that are subject to review and adjustment by the U.K. Inland Revenue Service as a result of the acquisition of the analytical instruments division of ATI by Thermo Instrument. The Mattson and Unicam divisions also have net operating loss carryforwards in several other European countries. These foreign net operating loss carryforwards may only be used to offset taxable income generated in such European countries.

     The year-end 1995 valuation allowance relates to the uncertainty surrounding the realization of Unicam's foreign net operating loss carryforwards, the realization of which is limited to the future income of certain subsidiaries. The net operating loss carryforwards do not expire and any resulting benefit will be used to reduce cost in excess of net assets of acquired companies.

     A provision has not been made for U.S. or additional foreign taxes on $7,003,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas. The Company believes that any additional U.S. tax liability due upon remittance of such earnings would be immaterial due to available U.S. foreign tax credits.

                            THERMO OPTEK CORPORATION

7.  COMMITMENTS AND CONTINGENCY

  Commitments

     The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $3,056,000, $2,989,000 and $3,154,000 in 1993, 1994 and 1995, respectively. Future minimum payments due under noncancellable operating leases at December 30, 1995, are $4,357,000 in 1996; $3,175,000 in 1997; $2,271,000 in 1998; $1,911,000 in 1999; $1,829,000 in 2000;
and $7,543,000 in 2001 and thereafter. Total future minimum lease payments are $21,086,000.

  Contingency

     Prior to Nicolet's acquisition by the Company, the Wisconsin Department of Natural Resources ("DNR") notified Nicolet that the DNR had begun a remedial investigation to determine the extent of releases of hazardous substances from the Refuse Hideaway Landfill located in Middleton, Wisconsin (the "Landfill"), and that Nicolet was a potential responsible party ("PRP") with regard to the Landfill. Approximately 50 other parties were also notified of their potential PRP status. The Environmental Protection Agency ("EPA") subsequently added the Landfill to its National Priorities List under the Comprehensive Environmental Response Compensation and Liability Act of 1980 ("CERCLA"). In February 1995, the EPA and the DNR recommended that various remediation efforts be made at the Landfill at an estimated cost of approximately $5.2 million, and the Company expects that such agencies will also seek to recover their oversight costs and expenses related to the site. Under CERCLA, responsible parties can include current and previous owners of a site, generators of hazardous substances disposed of at a site, and transporters of hazardous substances to a site. Each responsible party can be jointly and severally liable, without regard to fault or negligence, for all costs associated with the remediation of the site. Although the Company believes that the quantity of materials generated by Nicolet and transported to the Landfill is relatively small in comparison to that of other named PRPs, there can be no assurance as to the exact amount, if any, for which Nicolet will be held responsible by the EPA and the DNR for costs associated with remediation of the Landfill.

     In connection with the organization of the Company, Thermo Instrument agreed to indemnify the Company for any cash damages resulting from this matter. Any payments received under such indemnity would be recorded as capital contributions. In the opinion of management, resolution of this matter will not have a material adverse effect on the Company's financial position or results of operations.

8.  RELATED PARTY TRANSACTIONS

  Corporate Services Agreement

     The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company paid Thermo Electron annually an amount equal to 1.25% of the Company's revenues in 1993 and 1994 and 1.20% of the Company's revenues in 1995. For these services, the Company was charged $2,013,000, $2,067,000 and $2,546,000 in 1993, 1994 and 1995, respectively. Beginning in 1996, the Company will pay an annual fee equal to 1.0% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

                            THERMO OPTEK CORPORATION

  Other Related Party Services

     Prior to 1995, the Company provided certain services to ThermoSpectra Corporation ("ThermoSpectra"), a majority-owned subsidiary of Thermo Instrument, and to Nicolet Biomedical Inc. ("Nicolet Biomedical"), a wholly owned subsidiary of Thermo Electron. The costs of such services were allocated based on the subsidiaries' revenues attributable to their businesses operated at the Company's Wisconsin facilities as a percentage of the total revenues of all businesses operated at such facilities. These services included personnel administration, accounting, data processing and general administrative management. For these services, the Company charged $1,543,000 and $672,000 in 1993 and 1994, respectively.

  Operating Leases

     The Company leases office and manufacturing space to ThermoSpectra and Nicolet Biomedical pursuant to an arrangement whereby the Company charges ThermoSpectra and Nicolet Biomedical their allocated share of the occupancy expenses of the Company's Wisconsin facility, based on the space ThermoSpectra and Nicolet Biomedical utilize. The Company recorded operating lease income of $1,305,000, $1,120,000 and $898,000 in 1993, 1994 and 1995, respectively, which is deducted from selling, general and administrative expenses in the accompanying statement of income. These leases are effective until December 31, 1998, but may be terminated by ThermoSpectra and Nicolet Biomedical upon 30 days' prior notice to the Company.

  Other Related Party Transactions

     The Company purchases and sells products in the ordinary course of business with other companies affiliated with Thermo Electron. Sales of products to such affiliated companies totalled $2,642,000, $3,389,000 and $5,280,000 in 1993,
1994 and 1995, respectively. Purchases of products from such affiliated companies totalled $505,000, $1,555,000 and $1,720,000 in 1993, 1994 and 1995,
respectively.

  Repurchase Agreement

     The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

9.  SHORT- AND LONG-TERM OBLIGATIONS

  Short-term Obligations

     Notes payable and current maturities of long-term obligations in the accompanying balance sheets include $17,005,000 and $17,275,000 in 1994 and 1995, respectively, of short-term bank borrowings by the Company's foreign subsidiaries. The weighted average interest rates for these borrowings were 5.57% and 5.80% at year-end 1994 and 1995, respectively.

  Long-term Obligations

     Long-term obligations of the Company are as follows:

                                                                        1994        1995
                                                                       ------     --------
                                                                        (IN THOUSANDS)
    5% Subordinated convertible debentures, due 2000...............    $   --     $ 96,250
    6.9% Mortgage loan secured by property with a net book value of
      $3,212, payable in quarterly installments with final payments
      in 2005......................................................       784          691
    Note (Libor-based), payable in annual installments, due 2005...       739          339
    Other..........................................................       178        4,494
                                                                       ------     --------
                                                                        1,701      101,774
    Less: Current maturities of long-term obligations..............       664          695
                                                                       ------     --------
                                                                       $1,037     $101,079
                                                                       ======     ========

     In October 1995, the Company issued and sold $96,250,000 principal amount of 5% subordinated convertible debentures due 2000. The debentures will be convertible into shares of the Company's common stock at any time after the later of (1) 180 days after the date of the closing of the Company's initial public

                            THERMO OPTEK CORPORATION
offering of common stock or (2) the date of the effectiveness under the Securities Act of 1933 of a registration statement covering the resale of shares of the Company's common stock issuable upon conversion of the debentures, and prior to redemption and maturity. The conversion price of the debentures will be set on the date of the closing of the Company's initial public offering of common stock and will be equal to 110% of the initial public offering price of the Company's common stock. If the Company's initial public offering has not occurred by October 12, 1996, this percentage will decrease by 2.5% on such date and on each anniversary of such date prior to the Company's initial public offering. If the Company's initial public offering has not occurred by October 1, 1996, the rate of interest borne by the debentures will increase by 0.5% on such date and on each anniversary of such date prior to the Company's initial public offering. The debentures are guaranteed on a subordinated basis by Thermo Electron. Thermo Instrument and the Company have agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee. In addition, the Company has agreed to reimburse Thermo Instrument in the event Thermo Instrument is required to make a payment under the guarantee. The fair value of the Company's 5% subordinated convertible debentures was $100,100,000 as of December 30, 1995. The carrying amount of the Company's other long-term obligations approximates fair value as of December 30, 1995.

     The annual requirements of long-term obligations as of December 30, 1995, are $695,000 in 1996; $301,000 in 1997; $299,000 in 1998; $315,000 in 1999;
$96,619,000 in 2000; and $3,545,000 in 2001 and thereafter. Total future requirements of long-term obligations are $101,774,000.

                            THERMO OPTEK CORPORATION

10. GEOGRAPHICAL INFORMATION

     The Company is engaged in one business segment: developing, manufacturing and selling atomic, FT-IR and FT-Raman spectrometers. The following table shows data for the Company by geographical area.

                                                           1993         1994         1995
                                                         --------     --------     --------
                                                                   (IN THOUSANDS)
    Revenues:
         United States.................................  $125,427     $124,634     $152,282
         United Kingdom................................    15,437       15,718       20,013
         Japan.........................................    15,555       18,559       26,377
         Other.........................................    31,117       29,203       46,188
         Transfers among geographical areas (a)........   (26,530)     (22,716)     (32,708)
                                                         --------     --------     --------
                                                         $161,006     $165,398     $212,152
                                                         ========     ========     ========
    Income before provision for income taxes:
         United States (b).............................  $ 25,097     $ 23,169     $ 22,834
         United Kingdom................................     1,575          589          951
         Japan.........................................       622          894        1,543
         Other.........................................       709        1,594        3,107
                                                         --------     --------     --------
         Total operating income........................    28,003       26,246       28,435
         Interest expense, net.........................    (2,191)      (1,583)        (936)
                                                         --------     --------     --------
                                                         $ 25,812     $ 24,663     $ 27,499
                                                         ========     ========     ========
    Identifiable assets:
         United States (c).............................  $184,477     $182,967     $340,566
         United Kingdom................................    13,758       13,568       45,208
         Japan.........................................    12,183       14,020       15,895
         Other.........................................    18,616       20,051       31,213
                                                         --------     --------     --------
                                                         $229,034     $230,606     $432,882
                                                         ========     ========     ========
    Export revenues included in United States revenues
      above (d):
         Europe........................................  $ 25,015     $ 18,504     $ 22,001
         Asia..........................................    16,289       15,991       31,654
         Other.........................................     8,129        6,540       13,433
                                                         --------     --------     --------
                                                         $ 49,433     $ 41,035     $ 67,088
                                                         ========     ========     ========

---------------
(a) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.

(b) Includes corporate general and administrative expenses.

(c) Includes $93.9 million in net proceeds from the October 1995 issuance of 5% subordinated convertible debentures.

(d) In general, export sales are denominated in U.S. dollars.

11. SUBSEQUENT EVENTS

   Initial Public Offering

     In June and July 1996, the Company sold 3,450,000 shares of its Common Stock in an initial public offering at $13.50 per share for net proceeds of approximately $42.9 million. Following the offering, Thermo Instrument owned 93% of the Company's outstanding common stock.

Acquisitions

     On March 29, 1996, Thermo Instruments acquired a substantial portion of the businesses comprising the Scientific Instruments Division of Fisons plc (Fisons), a wholly owned subsidiary of Rhone-Poulenc Rorer, Inc. In November 1996, the Company acquired two businesses formerly part of Fisons, A.R.L. Applied Research Laboratories S.A. (ARL), a manufacturer of arc/spark instruments used in elemental solids analysis and wavelength dispersive x-ray fluorescence instruments, and VG Elemental, a manufacturer of inductively coupled plasma/mass spectrometers, from Thermo Instrument for approximately $55.2 million in cash and the assumption of $16.6 million in debt, subject to a post-closing adjustment to be negotiated with Fisons by Thermo Instrument. As of March 29, 1996, the Company, ARL and VG Elemental were deemed for accounting purposes to be under control of their common owner, Thermo Instrument, and, as a result, the accompanying unaudited 1996 financial information includes the results of operations of ARL and VG Elemental from March 29, 1996. Because the Company had not disbursed the funds in connection with the acquisition of ARL and VG Elemental as of September 28, 1996, the purchase price for these businesses has been recorded as a payable in the accompanying balance sheet.

     The cost of the acquisition of ARL and VG Elemental exceeded the estimated fair value of the acquired net assets by $55.8 million, which is being amortized over 40 years. Allocation of the purchase price for the acquisition was based on estimates of the fair value of the net assets acquired and is subject to adjustment upon finalization of the purchase price allocation.

     Based on unaudited data, the following table presents selected financial information for the Company, ARL and VG Elemental on a pro forma basis, assuming the companies had been combined since the beginning of 1995.

                                                                               NINE MONTHS ENDED
                                                                                 SEPTEMBER 28,
                                                                1995                 1996
                                                              --------         -----------------
                                                                    (IN THOUSANDS, EXCEPT
                                                                      PER SHARE AMOUNTS)
Revenues....................................................  $306,845              $271,210
Net income..................................................     9,487                13,248
Earnings per share..........................................       .21                   .29

12.  QUARTERLY INFORMATION (UNAUDITED)

                   1996(b)                       FIRST        SECOND(a)     THIRD(a)
                                                -------       ---------     --------
                                                  (IN THOUSANDS EXCEPT PER SHARE
                                                             AMOUNTS)
Revenues......................................  $69,668       $93,321       $90,693
Gross profit..................................   33,908        42,012        42,775
Net income....................................    4,296         5,424         6,426
Earnings per share............................      .10           .12           .13

                   1995(c)                       FIRST        SECOND         THIRD        FOURTH(b)
                                                -------       -------       -------       -------
                                                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Revenues......................................  $50,862       $51,780       $45,932       $63,578
Gross profit..................................   25,152        25,848        24,897        27,665
Net income....................................    4,220         4,309         3,916         3,564
Earnings per share............................      .09           .10           .09           .07

                     1994                        FIRST        SECOND         THIRD        FOURTH
                                                -------       -------       -------       -------
                                                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Revenues......................................  $43,276       $37,127       $38,705       $46,290
Gross profit..................................   22,040        19,244        19,558        22,432
Net income....................................    4,230         3,032         3,363         3,798
Earnings per share............................      .09           .07           .07           .08

---------------

(a) Includes the results of the ARL and VG Elemental division of Fisons since their acquisition by Thermo Instrument in March 1996.

(b) Includes the results of the Mattson and Unicom divisions of ATI since their acquisition by Thermo Instrument in December 1995.

(c) Includes the results of Baird since its acquisition by the Company in January 1995.


                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses incurred by the Company in connection with the issuance and distribution of the securities being registered are as follows. All amounts are estimated except the Securities and Exchange Commission registration fee.

                                                                                AMOUNT
                                                                               --------
     Securities and Exchange Commission registration fee.....................  $23,324
     Legal fees and expenses.................................................   10,000
     Accounting fees and expenses............................................   10,000
     Miscellaneous...........................................................    6,676
                                                                               --------
          Total..............................................................  $50,000
                                                                               ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Delaware General Corporation Law and the Company's Certificate of Incorporation and By-Laws limit the monetary liability of directors to the Company and to its stockholders and provide for indemnification of the Company's officers and directors for liabilities and expenses that they may incur in such capacities. In general, officers and directors are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. The Company also has indemnification agreements with its directors and officers that provide for the maximum indemnification allowed by law. Reference is made to the Company's Certificate of Incorporation, By-Laws and form of Indemnification Agreement for Officers and Directors incorporated by reference as Exhibits 3.1, 3.2 and 10.9 hereto, respectively.

     Thermo Electron Corporation has an insurance policy which insures the directors and officers of Thermo Electron and its subsidiaries, including the Company, against certain liabilities which might be incurred in connection with the performance of their duties.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     In December 1995, the businesses of a wholly owned subsidiary of Thermo Instrument were contributed to the Company in exchange for 44,998,500 shares of Common Stock; in August 1995, the Company issued 1,500 shares of Common Stock to such subsidiary for $.01 per share at the time of the incorporation of the Company. Exemption from registration for these transactions is claimed under
Section 4(2) of the Securities Act.

     In October 1995, the Company issued $96,250,000 principal amount of 5% Convertible Subordinated Debentures due 2000 (the "Debentures") at par pursuant to a subscription agreement with Lehman Brothers International (Europe), NatWest Securities Limited and Raymond James & Associates Inc. $57,300,000 principal amount of Debentures was sold to non-U.S. persons in reliance upon Regulation S under the Securities Act and $38,950,000 principal amount of Debentures was sold pursuant to Regulation D under the Securities Act.

ITEM 16.  EXHIBITS.

     (a) See the Exhibit Index included immediately preceding the exhibits to this Registration Statement.

     (b) Financial Statement Schedule and the Report of Independent Public Accountants on such Schedule are included in this Registration Statement as of December 30, 1995. All other schedules are omitted as not applicable or not required under Regulation S-X.

ITEM 17.  UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers for sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on this 12th day of November, 1996.

                                                 THERMO OPTEK CORPORATION

                                          By:      /s/ EARL R. LEWIS
                                             -----------------------------------
                                                       EARL R. LEWIS
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                          OFFICER

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints John N. Hatsopoulos, Paul F. Kelleher, Seth H. Hoogasian, Sandra L. Lambert and Jonathan W. Painter, and each of them, as his true and lawful attorneys-in-fact and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), any and all amendments and exhibits to this Registration Statement, and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                               TITLE                        DATE
              ---------                               -----                        ----
          /s/ EARL R. LEWIS            President, Chief Executive Officer    November 12, 1996
-------------------------------------    and Director (Principal Executive
            EARL R. LEWIS                Officer)

       /s/ JOHN N. HATSOPOULOS         Vice President, Chief Financial       November 12, 1996
-------------------------------------    Officer and Director (Principal
         JOHN N. HATSOPOULOS             Financial Officer)

        /s/ PAUL F. KELLEHER           Chief Accounting Officer (Principal   November 12, 1996
-------------------------------------    Accounting Officer)
          PAUL F. KELLEHER

         /s/ ARVIN H. SMITH            Chairman of the Board and Director    November 12, 1996
-------------------------------------
           ARVIN H. SMITH

   /s/ DR. GEORGE N. HATSOUPOULOS      Director                              November 12, 1996
-------------------------------------
     DR. GEORGE N. HATSOUPOULOS

         /s/ STEPHEN R. LEVY           Director                              November 12, 1996
-------------------------------------
           STEPHEN R. LEVY

        /s/ ROBERT A. MCCABE           Director                              November 12, 1996
-------------------------------------
          ROBERT A. MCCABE

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Thermo Optek Corporation:

     We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of Thermo Optek Corporation included in Thermo Optek Corporation's Form S-1 and have issued our report thereon dated April 12, 1996. Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Thermo Optek Corporation's schedule of Valuation and Qualifying Accounts, included in
Schedule II on page S-2, is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts
April 12, 1996

                                                                     SCHEDULE II

                            THERMO OPTEK CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                     BALANCE AT    CHARGED TO
                                      BEGINNING    COSTS AND    ACCOUNTS     ACCOUNTS                BALANCE AT
                                       OF YEAR      EXPENSES    RECOVERED   WRITTEN OFF   OTHER(a)   END OF YEAR
                                     -----------   ----------   ---------   -----------   --------   -----------
YEAR ENDED JANUARY 1, 1994
  Allowance for Doubtful
     Accounts......................    $3,305         $833         $ 8         $(801)     $ (696)      $2,649
YEAR ENDED DECEMBER 31, 1994
  Allowance for Doubtful
     Accounts......................    $2,649         $521         $69         $(373)     $  (83)      $2,783
YEAR ENDED DECEMBER 30, 1995
  Allowance for Doubtful
     Accounts......................    $2,783         $378         $32         $(788)     $3,264       $5,669

---------------
(a) Includes allowance of business acquired during the year as described in Note 2 to Consolidated Financial Statements of the Company and the effect of foreign currency translation.


                                 EXHIBIT INDEX

     Each exhibit listed below which is marked by an asterisk (*) is incorporated by reference to the corresponding numbered exhibit in the Company's Registration Statement on Form S-1 (File No. 333-03630).

  EXHIBIT                                                                            SEQUENTIAL
   NO.                              DESCRIPTION OF EXHIBIT                            PAGE NO.
  -------                           ----------------------                           ----------
   2.1     Stock Purchase Agreement dated as of November 4, 1996 among Thermo
           Instrument, SID Instruments Inc. and ATI Acquisition Corp. (incorporated by reference herein from Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 28, 1996 (File No.
           1-11757))...............................................................

   2.2     Stock Purchase Agreement dated as of November 4, 1996 between Thermo
           Instrument and the Company (incorporated by reference herein from
           Exhibit 2.2 to the Company's Quarterly Report on Form 10-Q for the
           quarter ended September 28, 1996 (File No. 1-11757))....................

   3.1*    Certificate of Incorporation, as amended, of the Company................

   3.2*    By-laws of the Company..................................................

   4*      Specimen Common Stock Certificate.......................................

   5       Opinion of Seth H. Hoogasian, Esq.......................................

  10.1*    Corporate Services Agreement dated as of June 30, 1995 between Thermo
           Electron and the Company................................................

  10.2     Thermo Electron Corporate Charter, as amended and restated effective
           January 3, 1993 (incorporated by reference herein from Exhibit 10.1 to
           Thermo Electron's Annual Report on Form 10-K for the fiscal year ended
           January 2, 1993 (File No. 1-8002))......................................

  10.3*    Tax Allocation Agreement dated as of June 30, 1995 between Thermo
           Instrument and the Company..............................................

  10.4*    Master Repurchase Agreement dated as of June 30, 1995 between Thermo
           Electron and the Company................................................

  10.5*    Master Guarantee Reimbursement Agreement dated as of June 30, 1995 between Thermo Electron and the Company.................................

  10.6*    Master Guarantee Reimbursement Agreement dated as of June 30, 1995 between Thermo Instrument and the Company...............................

  10.7*    Equity Incentive Plan of the Company....................................

  10.8*    Deferred Compensation Plan for Directors of the Company.................

  10.9*    Directors Stock Option Plan of the Company..............................

  10.10*   Form of Indemnification Agreement for Officers and Directors............

  10.11*   Subscription Agreement dated as of July 20, 1995 among the Company.
           Lehman Brothers International (Europe), NatWest Securities Limited and
           Fahnestock & Co. Inc....................................................

  10.12*   Fiscal Agency Agreement dated as of August 3, 1995 between the Company and Chemical Bank.......................................................

  10.13*   Deed of Trust and Security Agreement dated February 22, 1989 between the
           Company (as successor-in-interest to Finnigan Properties, Inc.) and the
           Northwestern Mutual Life Insurance Company..............................

  10.14    Indemnification Agreement dated as of November 4, 1996 between Thermo
           Instrument and the Company (incorporated by reference herein from
           Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the
           quarter ended September 28, 1996 (File No. 1-11757))....................

  EXHIBIT                                                                            SEQUENTIAL
   NO.                              DESCRIPTION OF EXHIBIT                            PAGE NO.
  -------                           ----------------------                           ----------
  10.15    Stock Holdings Assistance Plan and Form of Promissory Note (incorporated by reference herein from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 28, 1996)..................

           In addition to the stock-based compensation plans of the Registrant, the executive officers of the Registrant may be granted awards under stock-based compensation plans of the Registrant's ultimate parent,
           Thermo Electron Corporation, and its subsidiaries, for services rendered to the Registrant or to such affiliated corporations. Such plans were filed as Exhibits 10.8 through 10.48 to the Annual Report on Form 10-K of Thermo Instrument for the fiscal year ended December 30, 1995 [File
           No. 1-9786] and are incorporated herein by reference....................

  11       Computation of Earnings per Share.......................................

  21*      Subsidiaries of the Company.............................................

  23.1     Consent of Arthur Andersen LLP..........................................

  23.2     Consent of Seth H. Hoogasian, Esq. (contained in Exhibit 5).............

  24       Power of Attorney (See Signature Page of this Registration Statement)...